SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

STATUTORY BASIS RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT

Year ended 31 December	Note	2012 £m	2011* £m
Gross premiums earned		29,910	25,706
Outward reinsurance premiums		(506)	(429)
Earned premiums, net of reinsurance		29,404	25,277
Investment return		24,051	9,360
Other income		2,021	1,869
Total revenue, net of reinsurance		55,476	36,506
Benefits and claims		(44,831)	(31,060)
Outward reinsurers' share of benefit and claims		259	746
Movement in unallocated surplus of with-profits funds		(1,381)	1,025
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(45,953)	(29,289)
Acquisition costs and other expenditure	H	(6,055)	(5,120)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(280)	(286)
Total charges, net of reinsurance		(52,288)	(34,695)
Profit before tax (being tax attributable to shareholders' and policyholders' returns)**		3,188	1,811
(Less) add tax (charge) credit attributable to policyholders' returns		(378)	17
Profit before tax attributable to shareholders	C	2,810	1,828
Total tax (charge) attributable to policyholders and shareholders	I	(991)	(392)
Adjustment to remove tax credit (charge) attributable to policyholders' returns		378	(17)
Tax charge attributable to shareholders' returns	I	(613)	(409)
Profit for the year		2,197	1,419

Attributable to:
Equity holders of the Company		2,197	1,415
Non-controlling interests		-	4
Profit for the year		2,197	1,419

Earnings per share (in pence)		2012	2011*
Based on profit attributable to the equity holders of the Company:	J
Basic		86.5 p	55.8 p
Diluted		86.4 p	55.7 p

Dividends per share (in pence)		2012	2011
Dividends relating to reporting year:	K
Interim dividend		8.40 p	7.95 p
Final dividend		20.79 p	17.24 p
Total		29.19 p	25.19 p
Dividends declared and paid in reporting year:	K
Current year interim dividend		8.40 p	7.95 p
Final dividend for prior year		17.24 p	17.24 p
Total		25.64 p	25.19 p

*   The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

** This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

     This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December	Note	2012 £m	2011* £m

Profit for the year		2,197	1,419

Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(214)	(37)
Related tax		(2)	(68)
		(216)	(105)

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the year		930	912
Deduct net gains included in the income statement on disposal and impairment		(68)	(101)
Total	S	862	811
Related change in amortisation of deferred acquisition costs		(270)	(275)
Related tax		(205)	(187)
		387	349

Other comprehensive income for the year, net of related tax		171	244

Total comprehensive income for the year		2,368	1,663

Attributable to:
Equity holders of the Company		2,368	1,659
Non-controlling interests		-	4
Total comprehensive income for the year		2,368	1,663

*      The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 December 2012 £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,197	-	-	2,197	-	2,197
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(216)	-	(216)	-	(216)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	387	387	-	387
Total other comprehensive income		-	-	-	(216)	387	171	-	171
Total comprehensive income for the year		-	-	2,197	(216)	387	2,368	-	2,368

Dividends		-	-	(655)	-	-	(655)	-	(655)
Reserve movements in respect of share-based payments		-	-	42	-	-	42		42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(38)	(38)

Share capital and share premium
New share capital subscribed		1	16	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(13)	-	-	(13)	-	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	36	-	-	36	-	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757

At beginning of year:
As previously reported		127	1,873	5,839	354	924	9,117	43	9,160
Effect of change in accounting policy for deferred acquisition costs	B	-	-	(595)	(72)	114	(553)	-	(553)
After effect of change		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 December 2011* £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	1,415	-	-	1,415	4	1,419
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(105)	-	(105)	-	(105)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	349	349	-	349
Total other comprehensive income		-	-	-	(105)	349	244	-	244
Total comprehensive income for the year		-	-	1,415	(105)	349	1,659	4	1,663

Dividends		-	-	(642)	-	-	(642)	-	(642)
Reserve movements in respect of share-based payments		-	-	44	-	-	44	-	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(5)	(5)

Share capital and share premium
New share capital subscribed		-	17	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(30)	-	-	(30)	-	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(5)	-	-	(5)	-	(5)
Net increase (decrease) in equity		-	17	782	(105)	349	1,043	(1)	1,042

At beginning of year:
As previously reported		127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costs	B	-	-	(520)	(67)	77	(510)	-	(510)
After effect of change		127	1,856	4,462	387	689	7,521	44	7,565
At end of year		127	1,873	5,244	282	1,038	8,564	43	8,607

*      The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
31 December 2012

	Note	2012 £m	2011* £m
Assets

Intangible assets attributable to shareholders:
Goodwill	N	1,469	1,465
Deferred acquisition costs and other intangible assets	O	4,267	4,234
Total		5,736	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		178	178
Deferred acquisition costs and other intangible assets		78	89
Total		256	267
Total		5,992	5,966

Other non-investment and non-cash assets:
Property, plant and equipment		765	748
Reinsurers' share of insurance contract liabilities†		6,859	1,647
Deferred tax assets	I	2,314	2,276
Current tax recoverable		254	546
Accrued investment income		2,798	2,710
Other debtors		1,361	987
Total		14,351	8,914

Investments of long-term business and other operations:
Investment properties		10,880	10,757
Associate investments accounted for using the equity method		113	70
Financial investments**:
Loans	Q	11,821	9,714
Equity securities and portfolio holdings in unit trusts		99,958	87,349
Debt securities	R	140,103	124,498
Other investments		7,900	7,509
Deposits		12,653	10,708
Total		283,428	250,605

Properties held for sale		98	3
Cash and cash equivalents		6,384	7,257
Total assets	L	310,253	272,745

*      The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

**    Included within financial investments are £3,015 million (2011: £7,843 million) of lent securities and £2,012 million of loans and debt securities covering liabilities for funds withheld under reinsurance arrangement of the Group's
         US operations from the purchase of REALIC, as discussed in note Z.

†       The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September
         2012, as discussed in note Z.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
31 December 2012

	Note	2012 £m	2011* £m
Equity and liabilities

Equity
Shareholders' equity		10,359	8,564
Non-controlling interests		5	43
Total equity		10,364	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		208,584	180,363
Investment contract liabilities with discretionary participation features		33,812	29,745
Investment contract liabilities without discretionary participation features		18,378	16,967
Unallocated surplus of with-profits funds		10,589	9,215
Total		271,363	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt		2,577	2,652
Other		977	959
Total	T	3,554	3,611

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	U	2,245	3,340
Borrowings attributable to with-profits operations	U	1,033	972

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,436	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		4,345	3,840
Deferred tax liabilities	I	3,970	3,929
Current tax liabilities		445	930
Accruals and deferred income		833	736
Other creditors		2,781	2,544
Provisions		601	529
Derivative liabilities		2,829	3,054
Other liabilities†		3,454	1,249
Total		21,694	19,925
Total liabilities		299,889	264,138
Total equity and liabilities	L	310,253	272,745

*      The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

†       The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September
        2012, as discussed in note Z.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2012 £m	2011* £m
Year ended 31 December
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,188	1,811
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(27,126)	(8,854)
Other non-investment and non-cash assets		(801)	(999)
Policyholder liabilities (including unallocated surplus)		26,710	10,874
Other liabilities (including operational borrowings)		(969)	(859)
Interest income and expense and dividend income included in result before tax		(7,772)	(7,449)
Other non-cash itemsnote (ii)		128	108
Operating cash items:
Interest receipts		6,483	6,365
Dividend receipts		1,530	1,302
Tax paid		(925)	(561)
Net cash flows from operating activities		446	1,738
Cash flows from investing activities
Purchases of property, plant and equipment		(139)	(124)
Proceeds from disposal of property, plant and equipment		14	10
Acquisition of subsidiaries, net of cash balancenote (iii)	Z	(224)	(53)
Change to Group's holdings, net of cash balance	G	23	-
Net cash flows from investing activities		(326)	(167)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	T
Issue of subordinated debt, net of costs		-	340
Redemption of senior debt		-	(333)
Bank loan		25	-
Interest paid		(270)	(286)
With-profits operations:note (v)	U
Interest paid		(9)	(9)
Equity capital:
Issues of ordinary share capital		17	17
Dividends paid		(655)	(642)
Net cash flows from financing activities		(892)	(913)
Net (decrease) increase in cash and cash equivalents		(772)	658
Cash and cash equivalents at beginning of year		7,257	6,631
Effect of exchange rate changes on cash and cash equivalents		(101)	(32)
Cash and cash equivalents at end of year		6,384	7,257

*   The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS4, for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.

(iii)    The acquisition of REALIC in 2012, as explained further in note Z, resulted in a net cash outflow of £224 million. The acquisition of subsidiaries in 2011 related to the PAC with-profits fund's purchase of Earth and Wind, and
           Alticom venture investments with an outflow of £53 million.

 (iv)   Structural borrowings of shareholder-financed operations comprise the core debt of the parent company, a PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v)     Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance
         Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31 December 2012. These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2012, there were no unendorsed standards effective for the two years ended 31 December 2012 affecting the consolidated financial information of the Group and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group. The auditors have reported on the 2012 statutory accounts. The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2012 or 2011 but is derived from those accounts.

Statutory accounts for 2011 have been delivered to the registrar of companies, and those for 2012 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2011, except for the adoption of the altered US GAAP reporting requirements for Group IFRS reporting as described in note B below.

Certain new accounting pronouncements which become effective for the Group in 2013 are described in note AD.

B Adoption of updated US GAAP reporting requirements for Group IFRS reporting in 2012

Background
In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' (the 'Update'). The Update was issued to address perceived diversity in practices by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly relating to acquiring a contract for financial statements for reporting periods beginning after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statements as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

The Group's IFRS accounting policies include that under IFRS 4, 'Insurance Contracts', insurance assets and liabilities other than those for UK regulated with-profits funds, are measured using the GAAP basis applied prior to IFRS adoption in 2005. On this basis insurance assets and liabilities are measured under the UK Modified Statutory Basis (MSB) which was codified by the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI) in 2003. The SORP also permits the use of local GAAP subject to the requirement for adjustments to be made to ensure sufficient consistency of measurement under the UK GAAP framework under which the SORP was developed.

In applying this overarching basis, the Group has chosen to apply US GAAP for measuring the insurance assets and liabilities of Jackson. In addition, for the Group's operations in India, Japan, Taiwan and until 2012 Vietnam*, where the local GAAP basis would not be appropriate as the start point for deriving MSB insurance asset and liabilities, the measurement has been determined substantially by reference to US GAAP requirements.

*   Separately from the DAC change noted above, in Vietnam, the Company has improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam is aligned substantially with that used in Singapore, Malaysia and some other Asia operations.

For 2012, the Group had the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to improve its accounting policy in 2012 to apply the US GAAP update, on a retrospective basis, to the results of Jackson and the affected Asia operations.

The 2011 comparatives in these consolidated financial statements have been adjusted accordingly for the retrospective application of this Update.

Effect of change in accounting policy

(a)   The effect of the change in accounting policy for deferred acquisition costs (DAC) on the income statement, earnings per share, comprehensive income, changes in equity and statement of financial position is shown in the tables below.

Consolidated Income Statement

			Year ended 31 December
	2012 £m			2011 £m
	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy

Total revenue, net of reinsurance	55,476	-	55,476	36,506	-	36,506
Acquisition costs and other expenditure	(5,908)	(147)	(6,055)	(5,005)	(115)	(5,120)
Total other charges, net of reinsurance	(46,233)		(46,233)	(29,575)	-	(29,575)
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,335	(147)	3,188	1,926	(115)	1,811
(Less) Add tax (charge) credit attributable to policyholders' returns	(378)	-	(378)	17	-	17
Profit before tax attributable to shareholders	2,957	(147)	2,810	1,943	(115)	1,828
Total tax charge attributable to policyholders and shareholders	(1,039)	48	(991)	(432)	40	(392)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	-	378	(17)	-	(17)
Tax charge attributable to shareholders' returns	(661)	48	(613)	(449)	40	(409)
Profit for the year	2,296	(99)	2,197	1,494	(75)	1,419

Profit for the year attributable to equity holders of the Company	2,296	(99)	2,197	1,490	(75)	1,415

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	90.4p	(3.9)p	86.5p	58.8p	(3.0)p	55.8p
Diluted	90.3p	(3.9)p	86.4p	58.7p	(3.0)p	55.7p

Consolidated Statement of Comprehensive Income and Statement of Changes in Equity

			Year ended 31 December
	2012 £m			2011 £m
	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy

Profit for the year	2,296	(99)	2,197	1,494	(75)	1,419
Exchange movements on foreign operations and net investment hedges, net of related tax	(236)	20	(216)	(100)	(5)	(105)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale	862	-	862	811	-	811
Related change in amortisation of deferred income and acquisition costs	(314)	44	(270)	(331)	56	(275)
Related tax	(190)	(15)	(205)	(168)	(19)	(187)
Net unrealised gains	358	29	387	312	37	349
Total comprehensive income for the year	2,418	(50)	2,368	1,706	(43)	1,663

Total comprehensive income for the year attributable to equity holders of the Company	2,418	(50)	2,368	1,702	(43)	1,659

Shareholders' equity:
Net increase in shareholders' equity	1,845	(50)	1,795	1,086	(43)	1,043
At beginning of year	9,117	(553)	8,564	8,031	(510)	7,521
At end of year	10,962	(603)	10,359	9,117	(553)	8,564

Consolidated Statement of Financial Position

	31 Dec 2012 £m			31 Dec 2011 £m
	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy

Assets
Deferred acquisition costs and other intangible assets	5,173	(906)	4,267	5,069	(835)	4,234
Total other assets	305,986	-	305,986	268,511	-	268,511
Total assets	311,159	(906)	310,253	273,580	(835)	272,745

Liabilities
Deferred tax liabilities	4,273	(303)	3,970	4,211	(282)	3,929
Total other liabilities	295,919	-	295,919	260,209	-	260,209
Total liabilities	300,192	(303)	299,889	264,420	(282)	264,138

Equity
Shareholders' equity	10,962	(603)	10,359	9,117	(553)	8,564
Non-controlling interests	5	-	5	43	-	43
Total equity	10,967	(603)	10,364	9,160	(553)	8,607

(b) The effect of the change in accounting policy for deferred acquisition costs on the Group's supplementary analysis of profit is shown in the table below.

Segment disclosure - profit before tax

			Year ended 31 December
	2012 £m			2011 £m
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy
Operating profit based on longer-term investment returns
Asia insurance operationsnote (i)	922	(9)	913	704	-	704
US insurance operationsnote (ii)	1,081	(117)	964	694	(43)	651
Other operations	656	-	656	672	-	672
Total	2,659	(126)	2,533	2,070	(43)	2,027
Short-term fluctuations in investment returns on shareholder-backed business	225	(21)	204	(148)	(72)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	-	50	21	-	21
Gain on dilution of Group's holdings	42	-	42	-	-	-
Amortisation of Acquisition accounting adjustments arising on the purchase of REALIC	(19)	-	(19)	-	-	-
Profit before tax attributable to shareholders	2,957	(147)	2,810	1,943	(115)	1,828
Basic EPS from operating profit based on longer-term investment returns after tax and non-controlling interests	80.2 p	(3.4)	76.8 p	63.9p	(1.1)p	62.8p
Basic EPS based on total profit after tax and non-controlling interests	90.4 p	(3.9)	86.5 p	58.8p	(3.0)p	55.8p

Notes on the effect of the change in the accounting policy on operating profit based on longer-term investment returns

(i)    Asia insurance operations

	2012 £m	2011 £m
	Effect of change	Effect of change
New business
Acquisition costs on new contracts not deferred under the new policy	(14)	(16)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance under the new policy	5	16
Total	(9)	-

(ii)   US insurance operations

	2012 £m	2011 £m
	Effect of change	Effect of change
New business
Acquisition costs on new contracts not deferred under the new policy	(174)	(156)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance under the new policy	57	113
Total	(117)	(43)

C Segment disclosure - profit before tax

	Note	2012 £m	2011* £m
Asia operations
Insurance operations	Ei
Operating result before gain on sale of stake in China Life of Taiwan		869	709
Gain on sale of stake in China Life of Taiwan	Fii	51	-
Total Asia insurance operations		920	709
Development expenses		(7)	(5)
Total Asia insurance operations after development expenses		913	704
Eastspring Investments		75	80
Total Asia operations		988	784

US operations
Jackson (US insurance operations)	Eii	964	651
Broker-dealer and asset management		39	24
Total US operations		1,003	675

UK operations
UK insurance operations:	Eiii
Long-term business		703	683
General insurance commission note (i)		33	40
Total UK insurance operations		736	723
M&G		371	357
Total UK operations		1,107	1,080
Total segment profit		3,098	2,539

Other income and expenditure
Investment return and other income		13	22
Interest payable on core structural borrowings		(280)	(286)
Corporate expenditure	H	(231)	(219)
Total		(498)	(483)
RPI to CPI inflation measure change on defined benefit pension schemes	V	-	42
Solvency II implementation costs		(48)	(55)
Restructuring costs note (ii)		(19)	(16)
Operating profit based on longer-term investment returns		2,533	2,027
Short-term fluctuations in investment returns on shareholder-backed business	F	204	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	V	50	21
Gain on dilution of Group's holdings	G	42	-
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	Z	(19)	-
Profit before tax attributable to shareholders		2,810	1,828
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Notes

(i)    UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

Determining operating segments and performance measure of operating segments
The Group's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:
Insurance operations
• Asia
• US (Jackson)
• UK

Asset management operations
• M&G (including Prudential Capital)
• Eastspring Investments
• US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2012 this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa and the amortisation of the acquisition accounting adjustments arising on the purchase of REALIC as described further in note Z. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•        Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•        Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)    Debt, equity-type securities and loans
Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii).

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At 31 December 2012, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £498 million (31 December 2011: £462 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 31 December 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (31 December 2011: £902 million). For these operations, the longer-term rates of return for income and capital applied in 2012 reflects the combination of risk free rates and appropriate risk premium are as follows:

	2012	2011

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.2%	5.9% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.2%	7.9% to 9.5%

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £659 million as at 31 December 2012 (31 December 2011: £590 million). The rates of return applied in the years 2012 and 2011 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory. The investment amounts for 2011 of £590 million included the Group's investment in China Life Insurance Company of Taiwan (China Life (Taiwan)) of £88 million which was sold in 2012, as described in note F(ii).

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(b)    US variable and fixed index annuity business
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

• Fair value movements for equity-based derivatives;

•  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

•  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

• Fee assessments and claim payments, in respect of guarantee liabilities; and
• Related changes to amortisation of deferred acquisition costs for each of the above items.

Note:      US operations - Embedded derivatives for variable annuity guarantee features
The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)    Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia
i       Hong Kong
For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

ii     Japan Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services - Insurance - Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

UK shareholder-backed annuity business
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:
• The impact on credit risk provisioning of actual upgrades and downgrades during the period;
• Credit experience compared to assumptions; and
• Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)  Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

D         Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	M&G	US	Eastspring Investments note (iv)	Total 2012	Total 2011
	£m	£m	£m	£m	£m
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,234	296	282	1,812	1,583
Revenue of consolidated investment fundsnote (i)	(11)	-	-	(11)	9
NPH broker-dealer feesnote (i)	-	435	-	435	405
Gross revenue*	1,223	731	282	2,236	1,997
Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(713)	(257)	(207)	(1,177)	(1,147)
Charges of consolidated investment fundsnote (i)	11	-	-	11	(9)
NPH broker-dealer feesnote (i)	-	(435)	-	(435)	(405)
Gross charges	(702)	(692)	(207)	(1,601)	(1,561)
Profit before tax	521	39	75	635	436
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	371	39	75	485	461
Short-term fluctuations in investment returns note (iii)	93	-	-	93	(29)
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	15	-	-	15	4
Gain on dilution of Group's holdings	42	-	-	42	-
Profit before tax	521	39	75	635	436
* For 2012, gross revenue includes the Group's share of results from the associate PPM South Africa. In prior years, PPM South Africa was treated as a subsidiary and accounted for accordingly.

Notes

(i)       Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations are required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

(a)     Investment funds which are managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group, and

(b) NPH broker-dealer fees which represent commissions received, that are then paid on to the writing brokers on sales of investment products.

                         The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.
(ii) M&G operating profit based on longer-term investment returns:

	2012 £m	2011** £m
Asset management fee income	728	662
Other income	6	4
Staff costs	(289)	(270)
Other costs	(147)	(134)
Underlying profit before performance-related fees	298	262
Share of associate results	13	26
Performance-related fees	9	13
Operating profit from asset management operations	320	301
Operating profit from Prudential Capital	51	56
Total M&G operating profit based on longer-term investment returns	371	357

** Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer include any element from PPM South Africa, with the share of associates results being presented in a separate line. The table above reflects the retrospective application of this basis of presentation for the 2011 results. Total profit remains the same.

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £218 million (2011: £96 million) and commissions which have been netted off in arriving at the fee income of £728 million (2011: £662 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.
(iv) Included within Eastspring Investments revenue and charges are £42 million of commissions (2011: £44 million).

E Insurance assets and liabilities - key results features

In addition to the effect of the accounting policy change for deferred acquisition costs as disclosed in note B, the following features are of particular relevance to the determination of the 2012 results in respect of the measurement of insurance assets and liabilities.

i Asia insurance operations
In 2012, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £48 million credit (2011: £38 million) representing a small number of non-recurring items that are not anticipated to re-occur in subsequent periods.

Separately, the IFRS policyholder liabilities of the shareholder-backed non-linked business of the Group's Hong Kong operation are measured on a prospective net premium valuation approach with zero allowance for lapses. In 2012, the basis of determining the valuation rate of interest has been altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit is included within the short-term fluctuations in investment returns in the Group's supplementary analysis of profit.

ii       US insurance operations
Amortisation of deferred acquisition costs
Under the Group's basis of applying IFRS 4, the insurance assets and liabilities of Jackson's life and annuity business are accounted for under US GAAP. In line with industry practice, Jackson applies the mean reversion technique method for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2012, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £56 million (2011: charge for accelerated amortisation of £190 million) as explained in note O.

iii UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
(a) the expected level of future defaults,
(b) the credit risk premium that is required to compensate for the potential volatility in default levels,
(c) the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps, and
(d) the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.
The sum of (c) and (d) is often referred to as 'liquidity premium'.

The allowance for credit risk comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2012 and 31 December 2011, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2012	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	161	-	161
Credit risk allowance
Long-term expected defaults note (ii)	15	-	15
Additional provisionsnote (iii)	50	(23)	27
Total credit risk allowance	65	(23)	42
Liquidity premium	96	23	119

31 December 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	201	-	201
Credit risk allowance
Long-term expected defaults note (ii)	15	-	15
Additional provisionsnote (iii)	51	(24)	27
Total credit risk allowance	66	(24)	42
Liquidity premium	135	24	159

Notes
(i) Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)    Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL for the year ended 31 December 2012
The movement during 2012 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps) Total	(bps) Total

Total allowance for credit risk at 31 December 2011	66	42
Credit rating changes	3	2
Asset trading	1	1
New business and other	(5)	(3)
Total allowance for credit risk at 31 December 2012	65	42

For periods prior to full year 2011, favourable credit experience was retained in short-term allowances for credit risk on both the Pillar 1 and IFRS bases. From full year 2011 onwards the methodology applied is to continue to retain such surplus experience in the IFRS credit provisions but not for Pillar 1.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 40 per cent (2011: 33 per cent) of the bond spread over swap rates. For IFRS purposes it represents 26 per cent (2011: 20 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2012 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn

PRIL	1.9	1.2
PAC non-profit sub-fund	0.2	0.1
Total -31 December 2012	2.1	1.3

Total -31 December 2011	2.0	1.3

Mortality and other assumption changes
2012
In 2012, for the shareholder-backed business, the net effect of assumption changes other than the allowance for credit risk described above was a charge to shareholder results of £17 million. This comprises the aggregate effect of strengthening of mortality assumptions for the annuity business, offsetting releases of margins and altered expenses and other assumptions.

The mortality assumptions for 2012 and 2011 are as follows:

PRIL
2012	Males	Females
In payment	92% - 96% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	84% - 97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.

In deferment	AM92 minus 4 years	AF92 minus 4 years

PRIL
2011	Males	Females
In payment	93% - 94% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	84% - 96% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.

In deferment	AM92 minus 4 years	AF92 minus 4 years

2011
In 2011, for the shareholder-backed business, the aggregate effect of assumption changes other than the allowance for credit risk described above was a net charge to the shareholder results of £(9) million, comprising a number of individually small assumption changes.

F Short-term fluctuations in investment returns on shareholder-backed business

	2012 £m	2011* £m
Insurance operations:
Asia note (ii)	76	(92)
US note (iii)	(90)	(167)
UK note (iv)	136	159
Other operations:
- Economic hedge value movementnote (v)	(32)	-
- Other note (vi)	114	(120)
Totalnote (i)	204	(220)

*      The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note B.

Notes
(i) General overview of defaults
           The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2012 or 2011.
(ii) Asia insurance operations
          The positive short-term fluctuations of £76 million in 2012 reflects unrealised gains on bond assets following a fall in yields in the period. These gains more than offset the impact of falling interest rates in Hong Kong and the transfer to operating profit of previously booked unrealised gains on the sale of the Group's stake in China Life of Taiwan. The realised gain on the sale of the Group's stake in China Life of Taiwan of £51 million is included in the
          Group's operating profit based on longer-term investment returns disclosed in note C.

          The fluctuations of negative £(92) million in 2011 in part reflected equity market falls in Taiwan and negative unrealised value movement on the Group's stake in China Life of Taiwan.
(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2012 £m	2011* £m
Short-term fluctuations relating to debt securities
Charges in the year:
Defaults	-	-
Losses on sales of impaired and deteriorating bonds	(23)	(32)
Bond write downs	(37)	(62)
Recoveries / reversals	13	42
Total charges in the yearnote (a)	(47)	(52)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (b)	79	70
	32	18
Interest-related realised gains:
Arising in the year	94	158
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(91)	(84)
	3	74
Related change to amortisation of deferred acquisition costs	(3)	(3)
Total short-term fluctuations related to debt securities	32	89
Derivatives (other than equity-related): market value movements (net of related change to amortisation of deferred acquisition costs)note (c)	135	554
Net equity hedge results (principally guarantees and derivatives, net of related change to amortisation of deferred acquisition costs) note (d)	(302)	(788)
Equity-type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)C	23	-
Other items (net of related change to amortisation of deferred acquisition costs)	22	(22)
Total	(90)	(167)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

      The short-term fluctuations shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £76 million (2011: £287 million). See note O.

Notes
(a) The charges on the debt securities of Jackson comprise the following:

	2012 Total	2011 Total
	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	(4)	(25)
Alt-A	(1)	(1)
Sub-prime	(3)	-
Total residential mortgage-backed securities	(8)	(26)
Corporate debt securities	(14)	(14)
Other	(25)	(12)
Total	(47)	(52)

(b)     The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2012 is based on an average annual RMR of 26 basis points (2011: 25 basis points) on average book values of US$47.6 billion (2011: $44.4 billion) as shown below:

	2012				2011
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected loss		Average book value	RMR		Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	23,129	0.11	(26)	(16)	21,255	0.08	(17)	(11)
Baa1, 2 or 3	21,892	0.26	(56)	(36)	20,688	0.26	(54)	(34)
Ba1, 2 or 3	1,604	1.12	(18)	(11)	1,788	1.04	(19)	(11)
B1, 2 or 3	597	2.82	(17)	(11)	474	3.01	(14)	(9)
Below B3	342	2.44	(8)	(5)	211	3.88	(8)	(5)
Total	47,564	0.26	(125)	(79)	44,416	0.25	(112)	(70)

Related change to amortisation of deferred acquisition costs (see below)			21	13			22	14
Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(66)			(90)	(56)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c)     The gain of £135 million (2011: gain of £554 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

         Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US
         GAAP under IFRS 4.

(d)     The amount of £(302) million (2011: £(788) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees (iii) fee assessments and claim payments in respect of guarantee liabilities and (iv) related changes to DAC amortisation. In 2012, the charge of (£302)
          million principally reflects fair value movements on free standing futures contracts and short-dated options. The movements included within the net equity hedge result include the effect of lower interest rates for which the movement was particularly significant in 2011. The value movements on derivatives held to manage this and any other interest rate exposure are included in the £135 million (2011: £554 million) described above in note (c).

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £862 million (2011: increase in net unrealised gains of £811 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note S.

(iv) UK insurance operations
The short-term fluctuations gain for UK insurance operations of £136 million (2011: £159 million) principally reflect net investment gains arising in the year on fixed income assets backing the capital of the shareholder-backed annuity business.

(v) Economic hedge value movement
         This item represents the costs on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi) Other
Short-term fluctuations of other operations in 2012 of £114 million primarily represent unrealised fair value movements on Prudential Capital's bond portfolio. Short-term fluctuations of other operations in 2011 of £(120) million represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G Changes to Group's holdings

PPM South Africa
On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions gave rise to a gain on dilution of £42 million. This amount is shown separately and  in the Group's 2012 supplementary analysis of profit excluded from the Group's IFRS operating profit based on longer-term investment returns. The net cash outflow arising from this change to the Group's holdings, as shown in the consolidated statement of cash flows, of £23 million, comprised the net effect of cash and cash equivalents no longer consolidated and the cash proceeds received.

H Acquisition costs and other expenditure

	2012 £m	2011* £m
Acquisition costs incurred for insurance policies	(2,649)	(2,264)
Acquisition costs deferred less amortisation of acquisition costs for insurance policies	480	520
Administration costs and other expenditure	(3,728)	(3,524)
Movements in amounts attributable to external unit holders	(158)	148
Total acquisition costs and other expenditure	(6,055)	(5,120)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy as described in note B.

Included within total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(90) million (2011: £(95) million).

The total amounts for acquisition costs and other expenditure shown above includes corporate expenditure shown in note C (Segment disclosure - income statement). The charge for corporate expenditure comprises:

	2012 £m	2011 £m
Group head office	(168)	(168)
Asia regional office:
Gross costs	(99)	(86)
Recharges to Asia operations	36	35
	(63)	(51)
Total	(231)	(219)

I Tax

i Tax charge
The total tax charge comprises:

	2012 £m			2011* £m
Tax charge	Current tax	Deferred tax	Total	Total
UK tax	(393)	(45)	(438)	(20)
Overseas tax	(414)	(139)	(553)	(372)
Total tax charge	(807)	(184)	(991)	(392)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

The current tax charge of £807 million includes £18 million (2011: charge of £16 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point. As the 2012 Finance Act had been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2012 but with no material impact on the Group's net assets.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2012 £m			2011* £m
Tax charge	Current tax	Deferred tax	Total	Total
Tax (charge) credit to policyholders' returns	(488)	110	(378)	17
Tax charge attributable to shareholders	(319)	(294)	(613)	(409)
Total tax charge	(807)	(184)	(991)	(392)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in deferred tax on unrealised gains and losses on investments.

An explanation of the movement in tax charge attributable to shareholders is shown in note (iii) below.

ii Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities:

	2012 £m		2011 £m
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities*
Unrealised gains and losses on investments	102	(1,814)	297	(1,566)
Balances relating to investment and insurance contracts	1	(432)	13	(667)
Short-term timing differences	2,097	(1,715)	1,513	(1,687)
Capital allowances	15	(9)	15	(9)
Unused tax losses	99	-	438	-
Total	2,314	(3,970)	2,276	(3,929)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2012 results and financial position at 31 December 2012 the possible tax benefit of approximately £158 million (31 December 2011: £158 million), which may arise from capital losses valued at approximately £0.8 billion (31 December 2011: £0.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £122 million (31 December 2011: £147 million), which may arise from trading tax losses and other potential temporary differences totalling £0.5 billion (31 December 2011: £0.6 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £105 million will expire within the next 7 years. The remaining losses have no expiry date.

The two tables that follow provide a breakdown of the recognised deferred tax assets set out in the table at (ii) above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

Short-term timing differences	2012 £m	Expected period of recoverability
Asia	42	1 to 3 years
JNL	1,800	With run-off of in-force book
UK long-term business	151	1 to 10 years
Other	104	1 to 10 years
Total	2,097

Unused tax losses	2012 £m	Expected period of recoverability
Asia	36	3 to 5 years
UK long-term business	18	1 to 3 years
Other	45	1 to 3 years
Total	99

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The UK government's tax rate change to 23 per cent (from the 24 per cent effective from 1 April 2012) has had the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 31 December 2012 by £52 million. The tax change to 23 per cent is effective from 1 April 2013 but has been enacted at 31 December 2012.

The subsequent proposed phased rate changes to 21 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2012 by £52 million.

iii     Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	2012 £m (Except for tax rates)
2012	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	913	964	736	(80)	2,533
Non-operating profit (loss)	76	(109)	122	188	277
Profit before tax attributable to shareholders	989	855	858	108	2,810
Expected tax rate:*	23%	35%	25%	25%	27%
Tax at the expected tax rate	227	300	210	26	763
Effects of:
Adjustment to tax charge in relation to prior years	(11)	10	(26)	(10)	(37)
Movements in provisions for open tax matters	-	(3)	-	32	29
Income not taxable or taxable at concessionary rates	(87)	-	-	(2)	(89)
Deductions not allowable for tax purposes	30	-	-	3	33
Different local basis of tax on overseas profits	-	(68)	-	-	(68)
Impact of changes in local statutory tax rates	-	-	(39)	9	(30)
Deferred tax adjustments	(6)	-	8	(1)	1
Irrecoverable withholding taxes	-	-	-	14	14
Other	5	(5)	8	(11)	(3)
Total actual tax charge	158	234	161	60	613
Analysed into:
Tax on operating profit based on longer-term investment returns	142	272	126	42	582
Tax on non-operating profit	16	(38)	35	18	31
Actual tax rate:
Operating profit based on longer-term investment returns	16%	28%	17%	(53%)	23%
Total profit	16%	27%	19%	56%	22%

	2011** £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	704	651	723	(51)	2,027
Non-operating profit	(92)	(167)	177	(117)	(199)
Profit (loss) before tax attributable to shareholders	612	484	900	(168)	1,828
Expected tax rate:*	25%	35%	27%	27%	28%
Tax at the expected tax rate	151	170	243	(45)	519
Effects of:
Adjustment to tax charge in relation to prior years	(7)	-	33	(19)	7
Movements in provisions for open tax matters	-	-	-	(44)	(44)
Income not taxable or taxable at concessionary rates	(36)	-	(1)	-	(37)
Deductions not allowable for tax purposes	12	-	-	4	16
Different local basis of tax on overseas profits	-	(37)	-	-	(37)
Impact of changes in local statutory tax rates	-	-	(32)	1	(31)
Deferred tax adjustments	7	-	-	-	7
Irrecoverable withholding taxes	-	-	-	13	13
Other	(3)	(6)	(14)	19	(4)
Total actual tax charge (credit)	124	127	229	(71)	409
Analysed into:
Tax on operating profit based on longer-term investment returns	122	185	190	(64)	433
Tax on non-operating profit	2	(58)	39	(7)	(24)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	26%	125%	21%
Total profit	20%	26%	25%	42%	22%

*   The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between
     UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

**The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

J          Supplementary analysis of earnings per share

		2012
	Note	Before tax	Tax	Non- controlling interests	Net of tax and non -controlling interests	Basic earnings per share	Diluted earnings per share
		note C	note I
		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,533	(582)	-	1,951	76.8 p	76.7 p
Short-term fluctuations in investment returns on shareholder-backed business	F	204	(26)	-	178	7.0 p	7.0 p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	V	50	(12)	-	38	1.5 p	1.5 p
Gain on dilution of Group's holdings	G	42	-	-	42	1.7 p	1.7 p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	Z	(19)	7	-	(12)	(0.5)p	(0.5)p
Based on profit for the year		2,810	(613)	-	2,197	86.5 p	86.4 p

		2011*
	Note	Before tax	Tax	Non- controlling interests	Net of tax and non -controlling interests	Basic earnings per share	Diluted earnings per share
		note C	note I
		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,027	(433)	(4)	1,590	62.8 p	62.7 p
Short-term fluctuations in investment returns on shareholder-backed business	F	(220)	29	-	(191)	(7.6)p	(7.6)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	V	21	(5)	-	16	0.6 p	0.6 p
Based on profit for the year		1,828	(409)	(4)	1,415	55.8 p	55.7 p
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2012	2011
	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,541	2,533
Diluted earnings per share	2,544	2,538

K Dividend

Dividends per share (in pence)	2012	2011
Dividends relating to reporting year:
Interim dividend	8.40 p	7.95 p
Final dividend	20.79 p	17.24 p
Total	29.19 p	25.19 p
Dividends declared and paid in reporting year:
Current year interim dividend	8.40 p	7.95 p
Final dividend for prior year	17.24 p	17.24 p
Total	25.64 p	25.19 p

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012 and the 2012 interim dividend of 8.4 pence per ordinary share was paid to eligible shareholders on 27 September 2012.

The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

The 2012 final dividend of 20.79 pence per ordinary share will be paid on 23 May 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Monday, 2 April 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 June 2013. The final dividend will be paid on or about 30 May 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £532 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

L Statement of financial position - analysis of Group position by segment and business type

i Group statement of financial position analysis
To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

	Insurance operations
	UK	US	Asia	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec 2012 Group total	31 Dec 2011* Group total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note N	-	-	239	239	1,230	-	-	1,469	1,465
Deferred acquisition costs and other intangible assets note O	105	3,222	908	4,235	14	18	-	4,267	4,234
Total	105	3,222	1,147	4,474	1,244	18	-	5,736	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	178	-	-	-	178	178
Deferred acquisition costs and other intangible assets	6	-	72	78	-	-	-	78	89
Total	184	-	72	256	-	-	-	256	267
Total	289	3,222	1,219	4,730	1,244	18	-	5,992	5,966
Deferred tax assets note I	183	1,889	83	2,155	107	52	-	2,314	2,276
Other non-investment and non-cash assets note (i)	5,424	6,792	1,117	13,333	1,051	3,766	(6,113)	12,037	6,638
Investments of long-term business and other operations:
Investment properties	10,852	24	4	10,880	-	-	-	10,880	10,757
Associate investments accounted for using the equity method	72	-	-	72	41	-	-	113	70
Financial investments:
Loans note Q	3,373	6,235	1,014	10,622	1,199	-	-	11,821	9,714
Equity securities and portfolio holdings in unit trusts	36,027	49,551	14,310	99,888	70	-	-	99,958	87,349
Debt securities note R	83,862	32,993	21,402	138,257	1,846	-	-	140,103	124,498
Other investments	4,576	2,296	957	7,829	44	27	-	7,900	7,509
Deposits	11,131	211	1,227	12,569	84	-	-	12,653	10,708
Total investments	149,893	91,310	38,914	280,117	3,284	27	-	283,428	250,605
Properties held for sale	98	-	-	98	-	-	-	98	3
Cash and cash equivalents	2,638	513	1,668	4,819	1,083	482	-	6,384	7,257
Total assets	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

	Insurance operations
	UK	US	Asia	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec 2012 Group total	31 Dec 2011* Group total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
By operating segment
Equity and liabilities
Equity
Shareholders' equity	3,033	4,343	2,529	9,905	1,937	(1,483)	-	10,359	8,564
Non-controlling interests	1	-	4	5	-	-	-	5	43
Total equity	3,034	4,343	2,533	9,910	1,937	(1,483)	-	10,364	8,607
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	84,266	90,192	34,126	208,584	-	-	-	208,584	180,363
Investment contract liabilities with discretionary participation features	33,464	-	348	33,812	-	-	-	33,812	29,745
Investment contract liabilities without discretionary participation features	16,182	2,069	127	18,378	-	-	-	18,378	16,967
Unallocated surplus of with-profits funds	10,526	-	63	10,589	-	-	-	10,589	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	144,438	92,261	34,664	271,363	-	-	-	271,363	236,290
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	-	2,577	-	2,577	2,652
Other	-	153	-	153	275	549	-	977	959
Total note T	-	153	-	153	275	3,126	-	3,554	3,611
Operational borrowings attributable to shareholder-financed operations note U	127	26	7	160	1	2,084	-	2,245	3,340
Borrowings attributable to with-profits operations note U	1,033	-	-	1,033	-	-	-	1,033	972
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	1,461	920	55	2,436	-	-	-	2,436	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,307	25	1,851	4,183	162	-	-	4,345	3,840
Deferred tax liabilities note I	1,185	2,168	588	3,941	13	16	-	3,970	3,929
Current tax liabilities	237	-	49	286	8	151	-	445	930
Accruals and deferred income	429	-	110	539	266	28	-	833	736
Other creditorsnote (ii)	2,766	611	1,601	4,978	3,771	145	(6,113)	2,781	2,544
Provisions	291	20	66	377	149	75	-	601	529
Derivative liabilities	1,007	645	837	2,489	150	190	-	2,829	3,054
Other liabilities	210	2,554	640	3,404	37	13	-	3,454	1,249
Total	9,893	6,943	5,797	22,633	4,556	618	(6,113)	21,694	19,925
Total liabilities	155,491	99,383	40,468	295,342	4,832	5,828	(6,113)	299,889	264,138
Total equity and liabilities	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Notes

(i)      Within other non-investment and non-cash assets are premiums receivable of £321 million (2011: £265 million) of which approximately two thirds are due within one year. The remaining one-third, due after one year relates to products where charges are levied against premiums in future years.

(ii) Within other non-insurance liabilities are other creditors of £2,781 million (31 December 2011: £2,544 million) of which £2,527 million (31 December 2011: £2,268 million) are due within one year.

Further segmental analysis:
The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. The Group's total non-current assets at 31 December comprise:

	2012 £m	2011 £m
UK including insurance operations, M&G and central operations	1,927	1,906
US	152	144
Asia*	640	681
Total	2,719	2,731
*No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

ii Group statement of financial position - additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2012 Group total	31 Dec 2011* Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note N	-	-	239	1,230	-	-	1,469	1,465
Deferred acquisition costs and other intangible assets note O	-	-	4,235	14	18	-	4,267	4,234
Total	-	-	4,474	1,244	18	-	5,736	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	-	-	-	178	178
Deferred acquisition costs and other intangible assets	78	-	-	-	-	-	78	89
Total	256	-	-	-	-	-	256	267
Total	256	-	4,474	1,244	18	-	5,992	5,966
Deferred tax assets note I	114	-	2,041	107	52	-	2,314	2,276
Other non-investment and non-cash assets	3,133	508	9,692	1,051	3,766	(6,113)	12,037	6,638
Investments of long-term business and other operations:
Investment properties	8,659	622	1,599	-	-	-	10,880	10,757
Associate investments accounted for using the equity method	-	-	72	41	-	-	113	70
Financial investments:
Loans note Q	2,709	-	7,913	1,199	-	-	11,821	9,714
Equity securities and portfolio holdings in unit trusts	25,105	73,860	923	70	-	-	99,958	87,349
Debt securities note R	62,002	9,504	66,751	1,846	-	-	140,103	124,498
Other investments	4,745	57	3,027	44	27	-	7,900	7,509
Deposits	9,470	1,396	1,703	84	-	-	12,653	10,708
Total investments	112,690	85,439	81,988	3,284	27	-	283,428	250,605
Properties held for sale	98	-	-	-	-	-	98	3
Cash and cash equivalents	1,721	1,310	1,788	1,083	482	-	6,384	7,257
Total assets	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	31 Dec 2012 Group total	31 Dec 2011* Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	9,905	1,937	(1,483)	-	10,359	8,564
Non-controlling interests	1	-	4	-	-	-	5	43
Total equity	1	-	9,909	1,937	(1,483)	-	10,364	8,607
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	97,795	85,523	77,456	-	-	-	260,774	227,075
Unallocated surplus of with-profits funds	10,589	-	-	-	-	-	10,589	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	108,384	85,523	77,456	-	-	-	271,363	236,290
Core structural borrowings of shareholder-financed operations: note T
Subordinated debt	-	-	-	-	2,577	-	2,577	2,652
Other	-	-	153	275	549	-	977	959
Total	-	-	153	275	3,126	-	3,554	3,611
Operational borrowings attributable to shareholder-financed operations note U	-	1	159	1	2,084	-	2,245	3,340
Borrowings attributable to with-profits operations note U	1,033	-	-	-	-	-	1,033	972
Deferred tax liabilitiesNote I	1,086	46	2,809	13	16	-	3,970	3,929
Other non-insurance liabilities	7,508	1,687	9,497	4,543	602	(6,113)	17,724	15,996
Total liabilities	118,011	87,257	90,074	4,832	5,828	(6,113)	299,889	264,138
Total equity and liabilities	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

M Statement of financial position - analysis of segment by business type

i UK insurance operations

Overview

•       In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of  the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

• £97 billion of the £150 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec 2012 Total	31 Dec 2011 Total
	note (iii)	notes (i), (ii)
By operating segment	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	105	105	105	113
Total	-	-	-	105	105	105	113
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	-	-	-	178	178
Deferred acquisition costs	-	6	-	-	-	6	6
Total	-	184	-	-	-	184	184
Total	-	184	-	105	105	289	297
Deferred tax assets	1	113	-	69	69	183	231
Other non-investment and non-cash assets	369	2,440	385	2,230	2,615	5,424	4,771
Investments of long-term business and other operations:
Investment properties	500	8,159	622	1,571	2,193	10,852	10,712
Associate investments accounted for using the equity method	-	-	-	72	72	72	70
Financial investments:
Loans note Q	116	1,993	-	1,264	1,264	3,373	3,115
Equity securities and portfolio holdings in unit trusts	2,070	19,875	14,071	11	14,082	36,027	36,722
Debt securities note R	3,864	46,643	6,310	27,045	33,355	83,862	77,953
Other investmentsnote (iv)	283	3,958	10	325	335	4,576	4,568
Deposits	910	8,395	822	1,004	1,826	11,131	9,287
Total investments	7,743	89,023	21,835	31,292	53,127	149,893	142,427
Properties held for sale	-	98	-	-	-	98	-
Cash and cash equivalents	120	1,077	889	552	1,441	2,638	2,965
Total assets	8,233	92,935	23,109	34,248	57,357	158,525	150,691

			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec 2012 Total	31 Dec 2011 Total
	note (iii)	notes (i), (ii)
	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	3,033	3,033	3,033	2,581
Non-controlling interests	-	1	-	-	-	1	33
Total equity	-	1	-	3,033	3,033	3,034	2,614
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note W	7,878	76,529	22,197	27,308	49,505	133,912	127,024
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) note W	-	10,526	-	-	-	10,526	9,165
Total	7,878	87,055	22,197	27,308	49,505	144,438	136,189
Operational borrowings attributable to shareholder-financed operations	-	-	1	126	127	127	103
Borrowings attributable to with-profits funds	17	1,016	-	-	-	1,033	972
Deferred tax liabilities	39	663	-	483	483	1,185	1,349
Other non-insurance liabilities	299	4,200	911	3,298	4,209	8,708	9,464
Total liabilities	8,233	92,934	23,109	31,215	54,324	155,491	148,077
Total equity and liabilities	8,233	92,935	23,109	34,248	57,357	158,525	150,691

Notes

(i)       The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.3 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance
           Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

            Included in the PAC with-profits fund is £13.3 billion (2011: £12.6 billion) of non-profits annuities liabilities.

(ii) Excluding policyholder liabilities of the Hong Kong branch of PAC.

(iii)    The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the
         PAC long-term business fund.

(iv) Other investments comprise:

	2012 £m	2011 £m
Derivative assets*	1,349	1,461
Partnerships in investment pools and other**	3,227	3,107
	4,576	4,568

*    After including derivative liabilities of £1,007 million (2011: £1,298 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £342 million (2011: £163 million).

** Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

ii       US insurance operations

	31 Dec 2012 £m			31 Dec 2011* £m
	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	note (i)	note (i)	**
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	3,222	3,222	3,115
Total	-	3,222	3,222	3,115
Deferred tax assets	-	1,889	1,889	1,392
Other non-investment and non-cash assetsnote (v)	-	6,792	6,792	1,542
Investments of long-term business and other operations:
Investment properties	-	24	24	35
Financial investments:
Loansnote Q	-	6,235	6,235	4,110
Equity securities and portfolio holdings in unit trustsnote (iv)	49,298	253	49,551	38,036
Debt securitiesnotes R and S	-	32,993	32,993	27,022
Other investmentsnote (ii)	-	2,296	2,296	2,376
Deposits	-	211	211	167
Total investments	49,298	42,012	91,310	71,746
Properties held for sale	-	-	-	3
Cash and cash equivalents	-	513	513	271
Total assets	49,298	54,428	103,726	78,069
Equity and liabilities
Equity
Shareholders' equitynote (iii)	-	4,343	4,343	3,761
Total equity	-	4,343	4,343	3,761
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note W	49,298	42,963	92,261	69,189
Total	49,298	42,963	92,261	69,189
Core structural borrowings of shareholder-financed operations	-	153	153	160
Operational borrowings attributable to shareholder-financed operations	-	26	26	127
Deferred tax liabilities	-	2,168	2,168	1,818
Other non-insurance liabilitiesnote (v)	-	4,775	4,775	3,014
Total liabilities	49,298	50,085	99,383	74,308
Total equity and liabilities	49,298	54,428	103,726	78,069
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.
** The statement of financial position at 31 December 2012 includes the assets and liabilities of the acquired REALIC business. Details of the acquisition are described in note Z.

Notes
(i) Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii) Other investments comprise:

	2012 £m	2011 £m
Derivative assets*	1,546	1,677
Partnerships in investment pools and other**	750	699
	2,296	2,376
* In the US, Prudential uses derivatives:
            • to reduce interest rate risk;
            • to facilitate efficient portfolio management to match liabilities under annuity policies, and
           • for certain equity-based product management activities.
          After taking account of the derivative liabilities of £645 million (2011: £887 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £901 million (2011: £790 million).

** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 167 (2011: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Changes in shareholders' equity

	2012 £m	2011* £m
Operating profit based on longer-term investment returns note C	964	651
Short-term fluctuations in investment returns note F	(90)	(167)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	-
Profit before shareholder tax	855	484
Tax note I	(234)	(127)
Profit for the year	621	357

	2012 £m	2011* £m
Profit for the year (as above)	621	357
Items recognised in other comprehensive income:
Exchange movements	(181)	35
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the year	930	912
Deduct net gains included in the income statement	(68)	(101)
Total unrealised valuation movements	862	811
Related change in amortisation of deferred acquisition costs note O	(270)	(275)
Related tax	(205)	(187)
Total other comprehensive income	206	384
Total comprehensive income for the year	827	741
Dividends, interest payments to central companies and other movements	(245)	(330)
Net increase in equity	582	411
Shareholders' equity at beginning of year:
As previously reported	4,271	3,815
Effect of change in accounting policy for deferred acquisition costs*	(510)	(465)
After effect of change	3,761	3,350
Shareholders' equity at end of year	4,343	3,761
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

(iv) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.
(v) Reinsurance balances relating to REALIC
           Included within other non-investment and non-cash assets of £6,792 million (2011: £1,542 million) were balances of £6,076 million (2011: £907 million) for reinsurers' share of insurance contract liabilities. Of the £6,076 million as at
           31 December 2012, £5,234 million related to the reinsurance ceded by the newly acquired REALIC business. REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability.
          As of 31 December 2012, the funds withheld liability of  £2,021 million was recorded within other non-insurance liabilities.

iii Asia insurance operations

	31 Dec 2012 £m				31 Dec 2011* £m
	With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	239	239	235
Deferred acquisition costs and other intangible assets	-	-	908	908	977
Total	-	-	1,147	1,147	1,212
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	72	-	-	72	83
Deferred tax assets	-	-	83	83	115
Other non-investment and non-cash assets	324	123	670	1,117	1,024
Investments of long-term business and other operations:
Investment properties	-	-	4	4	10
Financial investments:
Loans note Q	600	-	414	1,014	1,233
Equity securities and portfolio holdings in unit trusts	3,160	10,491	659	14,310	11,997
Debt securities note R	11,495	3,194	6,713	21,402	17,681
Other investments	504	47	406	957	470
Deposits	165	574	488	1,227	1,165
Total investments	15,924	14,306	8,684	38,914	32,556
Cash and cash equivalents	524	421	723	1,668	1,977
Total assets	16,844	14,850	11,307	43,001	36,967
Equity and liabilities
Equity
Shareholders' equity	-	-	2,529	2,529	2,306
Non-controlling interests	-	-	4	4	5
Total equity	-	-	2,533	2,533	2,311
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note W	13,388	14,028	7,185	34,601	30,862
Unallocated surplus of with-profits funds note (ii) W	63	-	-	63	50
Total	13,451	14,028	7,185	34,664	30,912
Operational borrowings attributable to shareholder-financed operations	-	-	7	7	141
Deferred tax liabilities	384	46	158	588	506
Other non-insurance liabilities	3,009	776	1,424	5,209	3,097
Total liabilities	16,844	14,850	8,774	40,468	34,656
Total equity and liabilities	16,844	14,850	11,307	43,001	36,967
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Notes

(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)     For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

iv Asset management operations

	M&G	US	Eastspring Investments	Total 31 Dec 2012	Total 31 Dec 2011
	note (i)
	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill note N	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangibles assets	10	2	2	14	16
Total	1,163	18	63	1,244	1,246
Other non-investment and non-cash assets	901	174	83	1,158	1,129
Associate investments accounted for using the equity method	41	-	-	41	-
Financial investments:
Loansnote Q	1,199	-	-	1,199	1,256
Equity securities and portfolio holdings in unit trusts	50	-	20	70	594
Debt securitiesnote R	1,839	-	7	1,846	1,842
Other investments	38	6	-	44	78
Deposits	3	33	48	84	89
Total investments	3,170	39	75	3,284	3,859
Cash and cash equivalents	909	48	126	1,083	1,735
Total assets	6,143	279	347	6,769	7,969
Equity and liabilities
Equity
Shareholders' equity	1,545	124	268	1,937	1,783
Non-controlling interests	-	-	-	-	5
Total equity	1,545	124	268	1,937	1,788
Liabilities
Core structural borrowing of shareholder-financed operations	275	-	-	275	250
Intra-group debt represented by operational borrowings at Group level note (ii)	2,084	-	-	2,084	2,956
Net asset value attributable to external holders of consolidated unit trusts and similar funds	162	-	-	162	678
Other non-insurance liabilitiesnote (iii)	2,077	155	79	2,311	2,297
Total liabilities	4,598	155	79	4,832	6,181
Total equity and liabilities	6,143	279	347	6,769	7,969

Notes
(i) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii) Intra-group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2012 £m	2011 £m
Commercial paper	1,535	2,706
Medium-Term Notes	549	250
Total intra-group debt represented by operational borrowings at Group level	2,084	2,956

(iii) Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

N Goodwill attributable to shareholders

	2012 £m	2011 £m
Cost
At beginning of year	1,585	1,586
Additional consideration paid on previously acquired business	2	-
Exchange differences	2	(1)
At end of year	1,589	1,585
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,469	1,465

Goodwill attributable to shareholders comprises:

	2012 £m	2011 £m
M&G	1,153	1,153
Other	316	312
	1,469	1,465

Other represents goodwill amounts allocated to entities in Asia and the US operations in respect of acquisitions made in prior periods. As discussed in note Z there was no goodwill attached to the purchase of REALIC. Other goodwill amounts are not individually material.

O   Deferred acquisition costs and other intangible assets attributable to shareholders

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Jackson and Asia operations. The DAC for Jackson and some Asia operations is determined with reference to US GAAP principles.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2012 £m	2011 £m*

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	3,866	3,805
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	100	107
	3,966	3,912
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	64	64
Other intangibles	237	258
	301	322
Total of deferred acquisition costs and other intangible assets	4,267	4,234

	Deferred acquisition costs
	UK	US	Asia	Asset management	PVIF and other intangibles	Total 2012	Total 2011 *
		note (i)
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 Jan
As previously reported	111	3,880	744	12	322	5,069	4,667
Effect of change in accounting policy note B	-	(785)	(50)	-	-	(835)	(766)
After effect of change	111	3,095	694	12	322	4,234	3,901
Additions	12	798	249	3	31	1,093	1,117
Acquisition of REALIC	-	-	-	-	5	5	-
Amortisation to the income statement:
Operating profit	(20)	(356)	(277)	(5)	(51)	(709)	(792)
Amortisation related to short-term fluctuations in investment returns	-	76	-	-	-	76	287
	(20)	(280)	(277)	(5)	(51)	(633)	(505)
Exchange differences	-	(144)	(12)	-	(6)	(162)	(2)
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	-	(270)	-	-	-	(270)	(275)
Disposals	-	-	-	-	-	-	(2)
Dilution of Group's holdings	-	-	-	-	-	-	-
Balance at 31 December	103	3,199	654	10	301	4,267	4,234
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

US operations DAC
Summary balances
(i) The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2012 £m	2011* £m
Variable annuity business	3,330	2,960
Other business	821	855
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(952)	(720)
Total DAC for US operations	3,199	3,095
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse and expense.

Change of accounting policy
As explained in note B, the Company has adopted the US Financial Accounting Standards Board requirements in the Emerging Issues Task Force (EITF) Update No. 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update, insurers are required to capitalise only those incremental costs directly relating to successfully acquiring a contract from 1 January 2012. For Group IFRS reporting, the Company has chosen to apply this new basis retrospectively for the results of these operations.

On application of the new policy for Jackson, the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million.

Mean reversion technique
For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits against which  acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. Notwithstanding this capping feature, the mean reversion technique gave rise to a benefit in 2008 of £110 million. This benefit was effectively 'paid back' under the mean reversion technique through charges for accelerated amortisation in 2011, as discussed below.

At 31 December 2012, the projected rate of return for the next five years is materially the same as the long-term assumption of 8.4 per cent, and so the mean reversion technique had little effect at that date.

Sensitivity of amortisation charge
The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i) a core amount that reflects a relatively stable proportion of underlying profit; and

(ii)   an element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

2011
In 2011, the DAC amortisation charge to operating profit included £190 million of accelerated amortisation. This amount reflected the combined effect of:

(a) the separate account performance in the year of negative 4 per cent, net of all fees as it compared with the assumed level for the year; and

(b)   the reduction in the previously assumed future rates of return for the upcoming five years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation was the 8.4 per cent assumption.

The reduction in assumed future rates reflected in large part, the elimination from the calculation in 2011 of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

2012
In 2012, the DAC amortisation charge to operating profit of £356 million was determined after taking credit for decelerated amortisation of £56 million. This amount primarily reflects the separate account performance of 11 per cent, net of all fees, over the assumed level for the year.

2013
The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a very significant movement in equity markets in 2013 (outside the range of negative 20 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

P Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 31 December 2012 is summarised below:

	2012 £m			2011* £m
	At fair value	Cost / Amortised cost note (i)	Total	At fair value	Cost / Amortised cost note (i)	Total
Intangible assets attributable to shareholders:
Goodwill note N	-	1,469	1,469	-	1,465	1,465
Deferred acquisition costs and other intangible assets note O	-	4,267	4,267	-	4,234	4,234
Total	-	5,736	5,736	-	5,699	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	178	-	178	178
Deferred acquisition costs and other intangible assets	-	78	78	-	89	89
Total	-	256	256	-	267	267
Total	-	5,992	5,992	-	5,966	5,966
Other non-investment and non-cash assets:
Property, plant and equipment	-	765	765	-	748	748
Reinsurers' share of insurance contract liabilities	-	6,859	6,859	-	1,647	1,647
Deferred tax assets note I	-	2,314	2,314	-	2,276	2,276
Current tax recoverable	-	254	254	-	546	546
Accrued investment income	-	2,798	2,798	-	2,710	2,710
Other debtors	-	1,361	1,361	-	987	987
Total	-	14,351	14,351	-	8,914	8,914
Investments of long-term business and other operations:note (ii)
Investment properties	10,880	-	10,880	10,757	-	10,757
Associate investments accounted for using the equity method	-	113	113	-	70	70
Financial investments:
Loans note Q	2,068	9,753	11,821	279	9,435	9,714
Equity securities and portfolio holdings in unit trusts	99,958	-	99,958	87,349	-	87,349
Debt securities note R	140,103	-	140,103	124,498	-	124,498
Other investments	7,900	-	7,900	7,509	-	7,509
Deposits	-	12,653	12,653	-	10,708	10,708
Total	260,909	22,519	283,428	230,392	20,213	250,605
Properties held for sale	98	-	98	3	-	3
Cash and cash equivalents	-	6,384	6,384	-	7,257	7,257
Total assets	261,007	49,246	310,253	230,395	42,350	272,745
Percentage of Group total assets	84%	16%	100%	84%	16%	100%
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Notes

(i)      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii) Realised gains and losses on the Group's investments for 2012 amounted to a net gain of £6.8 billion (2011: £4.3 billion)

Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 'Financial Instruments: Disclosures' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives.)

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances and analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £105,839 million at 31 December 2012 (31 December 2011: £94,378 million), £8,248 million are valued internally (31 December 2011: £6,847 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long-dated).

At 31 December 2012  the Group held £6,660 million (2011: £4,565 million), 3 per cent of the fair valued financial investments, net of derivative liabilities (2011: 2 per cent), within level 3.

Of these amounts £3,916 million (2011: £3,732 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 31 December 2012, the £3,916 million (2011: £3,732 million) represented 4.3 per cent (2011: 4.3 per cent) of the total fair valued financial instruments, net of derivative liabilities of the participating funds.

Included within the £2,703 million level 3 fair valued financial investments, net of derivative liabilities at 31 December 2012 (2011: £800 million) held to support non-linked shareholder-backed business were loans of £1,842 million, attaching to the purchase of REALIC in 2012 held to back the liabilities for funds withheld under reinsurance arrangement. The funds withheld liability, which was also accounted for on a fair value basis and classified as level 3, amounted to £2,021 million at 31 December 2012. This liability is included within Other financial liabilities held at fair value in the table below.

Excluding the financial investments of £1,842 million held to back the funds withheld liability under REALIC's  reinsurance arrangement, the level 3 fair valued financial investments, net of derivative liabilities, supporting non-linked shareholder-backed business at 31 December 2012 were £861 million (2011: £800 million) (representing 1.2 per cent of the total fair valued financial investments net of derivative liabilities backing this business (2011: 1.3 per cent)). Of this amount, £837 million of net assets are externally valued and £24 million of net liabilities are internally valued (2011: net assets of £757 million and £43 million respectively). Internal valuations, which represent  0.03 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2012 (2011: 0.1 per cent), are inherently more subjective than external valuations.

	31 Dec 2012 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,129	2,496	480	25,105
Debt securities	15,910	45,550	542	62,002
Other investments (including derivative assets)	108	1,743	2,894	4,745
Derivative liabilities	(61)	(1,072)	-	(1,133)
Total financial investments, net of derivative liabilities	38,086	48,717	3,916	90,719
Percentage of total	42%	54%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	73,632	189	39	73,860
Debt securities	3,843	5,659	2	9,504
Other investments (including derivative assets)	47	10	-	57
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	77,522	5,857	41	83,420
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	937	7	49	993
Debt securities	13,721	54,630	246	68,597
Other investments (including derivative assets)	31	2,306	761	3,098
Derivative liabilities	(16)	(1,484)	(195)	(1,695)
Total financial investments, net of derivative liabilities	14,673	55,685	2,703	73,061
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	96,698	2,692	568	99,958
Debt securities	33,474	105,839	790	140,103
Other investments (including derivative assets)	186	4,059	3,655	7,900
Derivative liabilities	(77)	(2,557)	(195)	(2,829)
Total financial investments, net of derivative liabilities	130,281	110,259	6,660	247,200
Borrowings attributable to the with-profits fund held at fair value	-	(40)	-	(40)
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,309)	-	(16,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,309)	(430)	(606)	(4,345)
Other financial liabilities held at fair value	-	(259)	(2,021)*	(2,280)
Total financial instruments at fair value	126,972	93,221	4,033	224,226
Percentage of total	57%	41%	2%	100%

*   The level 3 loans and other financial liabilities held by the non-linked shareholder-backed business include amounts of £1,842 million and £(2,021) million, respectively relating to the reinsurance arrangements attaching to the purchase of REALIC as described in note Z.

	31 Dec 2011 £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	-	(1,341)
Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	-	113
Derivative liabilities	(2)	(7)	-	(9)
Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)
Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)
Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	-	(39)	-	(39)
Investment contracts liabilities without discretionary participation features held at fair value	-	(15,056)	-	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	-	(281)	-	(281)
Total financial instruments at fair value	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

Q Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:
- certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
- certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	Fair value through profit and loss £m	Amortised cost £m	2012 £m	2011 £m
Insurance operations
UKnote(i)	226	3,147	3,373	3,115
USnote (ii)	1,842	4,393	6,235	4,110
Asianote (iii)	-	1,014	1,014	1,233
Asset management operations
M&Gnote (iv)	-	1,199	1,199	1,256
Total	2,068	9,753	11,821	9,714

Notes
(i) UK insurance operations
           The loans of the Group's UK insurance operations comprise:

	2012 £m	2011 £m
SAIF and PAC WPSF
Mortgage loans*	1,311	1,036
Policy loans	16	20
Other loans**	782	917
Total SAIF and PAC WPSF loans	2,109	1,973
Shareholder-backed
Mortgage loans*	1,259	1,137
Other loans	5	5
Total shareholder-backed loans	1,264	1,142
Total UK insurance operations loans	3,373	3,115

*    The mortgage loans are collateralised by properties. By carrying value, 86 per cent of the £1,259 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.

** Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(ii) US insurance operations
           The loans of the Group's US insurance operations comprise:

	2012 £m	2011 £m
Mortgage loans+	3,543	3,559
Policy loans++	2,692	551
Total US insurance operations loans	6,235	4,110

†   All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2012%	2011%
Industrial	29	28
Multi-family residential	25	23
Office	19	19
Retail	17	19
Hotels	10	11
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (2011: £6.6 million). The portfolio has a current estimated average loan to value of 65 per cent (2011: 68 per cent) which provides significant cushion to withstand substantial declines in value.

At 31 December 2012, Jackson had mortgage loans with a carrying value of £78 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

††The policy loans are fully secured by individual life insurance policies or annuity policies. The increase in 2012 reflects the purchase of REALIC as explained in note Z. The policy loans from the purchase of REALIC amounted to £1,842 million at 31 December 2012 and are accounted for at fair value through profit and loss as described above. All other policy loans are accounted for at amortised cost, less any impairment.

(iii)    Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	2012	2011
	£m	£m
Mortgage loans‡	43	31
Policy loans‡	610	572
Other loans‡‡	361	630
Total Asia insurance operations loans	1,014	1,233
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(iv)    M&G

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations as part of the risk management process are:

	2012	2011
	£m	£m
Loans and receivables internal ratings:
A+ to A-	-	129
BBB+ to BBB-	836	1,000
BB+ to BB-	339	89
B+ to B-	24	38
Total M&G loans	1,199	1,256

R Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2012 provided in the notes below.

	2012	2011
	£m	£m
Insurance operations
UK note (i)	83,862	77,953
US note (ii)	32,993	27,022
Asia note (iii)	21,402	17,681
Asset management operationsnote (iv)	1,846	1,842
Totalnotes (v) and (vi)	140,103	124,498

In the table below, with the exception of some mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

(i) UK insurance operations
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with-profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2012 Total	2011 Total
	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	441	4,716	582	3,023	438	9,200	9,928
S&P - AA+ to AA-	527	4,908	829	3,041	318	9,623	8,647
S&P - A+ to A-	1,031	12,345	1,805	6,934	885	23,000	21,474
S&P - BBB+ to BBB-	911	10,614	1,340	4,210	645	17,720	15,746
S&P - Other	224	2,358	115	307	39	3,043	3,175
	3,134	34,941	4,671	17,515	2,325	62,586	58,970
Moody's - Aaa	241	3,780	1,239	2,557	629	8,446	7,945
Moody's - Aa1 to Aa3	41	538	106	622	113	1,420	651
Moody's - A1 to A3	32	505	26	321	43	927	1,008
Moody's - Baa1 to Baa3	54	818	113	370	30	1,385	1,030
Moody's - Other	15	224	30	30	8	307	242
	383	5,865	1,514	3,900	823	12,485	10,876
Fitch	20	295	26	165	21	527	492
Other	327	5,542	99	2,157	139	8,264	7,615
Total debt securities	3,864	46,643	6,310	23,737	3,308	83,862	77,953

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,264 million total debt securities held at 31 December 2012 (2011: £7,615 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2012 £m	2011 £m
Internal ratings or unrated:
AAA to A-	3,150	2,726
BBB to B-	3,752	3,773
Below B- or unrated	1,362	1,116
Total	8,264	7,615

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,296 million PRIL and other annuity and long-term business investments which are not externally rated, £6 million were internally rated AAA, £429 million AA, £737 million A, £895 million BBB, £115 million BB and £114 million were internally rated B+ and below or unrated.

(ii)     US insurance operations
US insurance operations held total debt securities with a carrying value of £32,993 million at 31 December 2012 (2011: £27,022 million) comprising £32,825 million of available-for-sale securities and £168 million of securities at fair value through profit and loss. The table below provides information relating to the credit risk of the aforementioned debt securities.

	2012	2011
Summary	£m	£m

Corporate and government security and commercial loans:
Government	4,126	2,163
Publicly traded and SEC Rule 144A* securities	19,699	16,281
Non-SEC Rule 144A* securities	3,542	3,198
Total	27,367	21,642
Residential mortgage-backed securities	2,400	2,591
Commercial mortgage-backed securities	2,639	2,169
Other debt securities	587	620
Total US debt securities	32,993	27,022

*   A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

The following table summarises the securities detailed above by rating as at 31 December 2012 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	2012 £m	2011 £m
S&P - AAA	187	133
S&P - AA+ to AA-	6,343	4,476
S&P - A+ to A-	7,728	6,382
S&P - BBB+ to BBB-	10,230	8,446
S&P - Other	1,173	999
	25,661	20,436
Moody's - Aaa	55	62
Moody's - Aa1 to Aa3	18	15
Moody's - A1 to A3	21	29
Moody's - Baa1 to Baa3	56	67
Moody's - Other	13	17
	163	190
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,934	2,577
NAIC 2	207	147
NAIC 3-6	321	368
	3,462	3,092
Fitch	184	184
Other **	3,523	3,120
Total debt securities	32,993	27,022

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities) based on Jackson's carrying value.

*   The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

** The amounts within Other which are not rated by S&P, Moody nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2012	2011
	£m	£m
NAIC 1	1,453	1,258
NAIC 2	2,022	1,792
NAIC 3-6	48	70
	3,523	3,120

(iii) Asia insurance operations

	With-profits business	Unit-linked assets	Other business	2012 Total	2011 Total
	£m	£m	£m	£m	£m
S&P - AAA	675	19	91	785	1,423
S&P - AA+ to AA-	2,960	466	2,097	5,523	3,843
S&P - A+ to A-	2,059	279	944	3,282	3,055
S&P - BBB+ to BBB-	1,377	112	417	1,906	1,451
S&P - Other	1,443	815	874	3,132	2,137
	8,514	1,691	4,423	14,628	11,909
Moody's - Aaa	700	215	474	1,389	1,489
Moody's - Aa1 to Aa3	139	34	98	271	128
Moody's - A1 to A3	93	14	62	169	304
Moody's - Baa1 to Baa3	196	122	57	375	131
Moody's - Other	98	12	2	112	59
	1,226	397	693	2,316	2,111
Fitch	322	93	118	533	351
Other	1,433	1,013	1,479	3,925	3,310
Total Asia debt securities	11,495	3,194	6,713	21,402	17,681

The following table analyses debt securities of 'Other business' which are not externally rated:
	2012 £m	2011 £m
Government bonds	287	244
Corporate bonds rated as investment grade by local external ratings agencies	1,069	776
Other	123	45
	1,479	1,065

(iv) Asset management operations
Of the £1,846 million total debt securities at 31 December 2012 (2011: £1,842 million) for asset management operations, the following amounts were held by M&G.

	2012 £m	2011 £m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,493	1,547
Other	346	287
Total M&G debt securities	1,839	1,834

(v) Group's exposure to holdings in asset-backed securities
The Group's exposure to holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2012 is as follows:

	2012 £m	2011 £m
Shareholder-backed operations:
UK insurance operations (2012: 34% AAA, 17% AA)note (a)	1,408	1,358
US insurance operations note (b)	5,626	5,380
Asia insurance operations	144	176
Asset management operations note (d)	566	594
	7,744	7,508
With-profits operations:
UK insurance operations (2012: 60% AAA, 9% AA)note (a)	5,850	5,351
Asia insurance operations note (c)	241	454
	6,091	5,805
Total	13,835	13,313

Notes
(a) UK insurance operations
            All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.
            Of the £5,850 million (2011: £5,351 million) relating to with-profit business, £1,697 million (2011: £1,314 million) relates to exposure to the US and with the remaining exposure being primarily to the UK market.
(b) US insurance operations
            US insurance operations' exposure to asset-backed securities at 31 December 2012 comprises:

	2012 £m	2011 £m
RMBS
Sub-prime (2012: 15% AAA, 6% AA)	261	207
Alt-A (2012: 4% AAA, 1% AA)	323	310
Prime including agency (2012: 0% AAA, 75% AA)	1,816	2,074
CMBS (2012: 40% AAA, 24% AA)	2,639	2,169
CDO funds (2012: 0% AAA, 27% AA)*, including £nil exposure to sub-prime	44	44
Other ABS (2012: 24% AAA, 15% AA), including £nil exposure to sub-prime	543	576
Total	5,626	5,380
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

(c) Asia insurance operations
            The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £241 million, 63 per cent (2011: £454 million, 75 per cent) are investment grade.
(d) Asset management operations
            Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £566 million, 77 per cent (2011: £595 million, 77 per cent) are graded AAA.

(vi)       Group sovereign debt exposure
The exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2012 are given within the Risk and Capital Management section of the Business Review under Credit Risk.

S        Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

i Valuation basis
Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2012, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2011: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

ii Accounting presentation of gains and losses
Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'.

Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report.

iii 2012 movements in unrealised gains and losses
In 2012, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,807 million. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,985 million at 31 December 2012, while the gross unrealised loss decreased from £246 million at 31 December 2011 to £178 million at 31 December 2012.
These features are included in the table shown below of the movements in the values of available-for-sale securities.

Available for sale securities

	2012	Changes in unrealised appreciation**	Foreign exchange translation	2011
		Reflected as part of movement in consolidated statement of comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	4,551			2,455
Unrealised (loss) gainnote (iv)	(178)	59	9	(246)
Fair value (as included in statement of financial position)	4,373			2,209
Assets fair valued at or above book value
Book value*	25,467			22,504
Unrealised gain (loss)	2,985	803	(121)	2,303
Fair value (as included in statement of financial position)	28,452			24,807
Total
Book value*	30,018			24,959
Net unrealised gain (loss)	2,807	862	(112)	2,057
Fair value (as included in statement of financial position)***	32,825			27,016

* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of $1.5849: £1.
***Debt securities for US operations included in the statement of financial position at 31 December 2012 and as referred to in note R, comprise:

	2012 £m	2011 £m
Available-for-sale	32,825	27,016
Fair value through profit and loss:
Securities of consolidated investment funds	-	6
Securities held to back liabilities for funds withheld under reinsurance arrangement	168	-
	32,993	27,022

iv Debt securities classified as available-for-sale in an unrealised loss position

The following table shows the fair value of the debt securities that are in a gross unrealised loss position for various percentages of book value:

	2012		2011
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	4,214	(112)	1,829	(60)
Between 80% and 90%	85	(13)	172	(28)
Below 80% *	74	(53)	208	(158)
Total	4,373	(178)	2,209	(246)

*The unrealised losses as at 31 December 2012 include £77 million (2011: £183 million) relating to mortgage-backed and other debt securities. The unrealised losses in the portfolio by reference to the length of time 3 years or more as at 31 December 2012 are £36 million (2011: £105 million) in the investment grade and £31 million (2011: £61 million) in non-investment grade.

T Net core structural borrowings of shareholder-financed operations

	2012 £m	2011 £m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1)notes (i), (v)	1,746	1,823
Subordinated notes (Lower Tier 2)note (i)	831	829
Subordinated debt total	2,577	2,652
Senior debtnote (ii)
2023	300	300
2029	249	249
Holding company total	3,126	3,201
PruCap bank loannote (iii)	275	250
Jackson surplus notes (Lower Tier 2)	153	160
Total (per consolidated statement of financial position)	3,554	3,611
Less: Holding company cash and short-term investments
(recorded within the consolidated statement of financial position)note (iv)	(1,380)	(1,200)
Net core structural borrowings of shareholder-financed operations	2,174	2,411

Notes

(i)    These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.The Group has designated US$2.85 billion (2011: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(ii) The senior debt ranks above subordinated debt in the event of liquidation.

(iii)  The PruCap bank loan was increased from £250 million to £275 million on 20 December 2012. The loan has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus
        0.6 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(iv) Including central finance subsidiaries.
(v) In January 2013, the Company issued core structural borrowings of US$700 million Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million.

U Other borrowings

	2012 £m	2011 £m
Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmesnote (iii)	2,084	2,956
Non-recourse borrowings of US operations	20	21
Other borrowings note (ii)	141	363
Total	2,245	3,340

	2012 £m	2011 £m
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	823	747
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100
Other borrowings (predominantly obligations under finance leases)	110	125
Total	1,033	972

Notes

(i)       In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2012 which will mature in April 2013. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)      Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

            The Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures to interest rate movements of these borrowings.
In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(iii) In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

V Defined benefit pension schemes

The Group asset/liability in respect of defined benefit pension schemes is as follows:
	2012 £m			2011 £m
	PSPS	Other schemes	Total	Total
Underlying economic surplus note (ii)	1,174	(36)	1,138	1,543
Less: unrecognised surplus and adjustment for obligation under IFRIC 14 for deficit funding (2011 only)note (ii)	(1,010)	-	(1,010)	(1,607)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	164	(36)	128	(64)
Attributable to:
PAC with-profits fund	115	(37)	78	(41)
Shareholder-backed operations	49	1	50	(23)
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(169)	(169)	(165)
IAS 19 pension asset (liability) on the Group statement of financial position*	164	(205)	(41)	(229)

*    At 31 December 2012, the PSPS pension asset of £164 million and the other schemes' pension liabilities of £205 million were included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position. The comparative liabilities of £229 million as at 31 December 2011 were included within 'Provisions'.

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), which PSPS accounts for 86 per cent (2011: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes, the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan with a negligible deficit.

Triennial actuarial valuations
Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012.

Excluding expenses, the contributions fell to approximately £6 million per annum from the £50 million per annum paid previously. The new contributions are only for ongoing service of current employees that are active members of the scheme. No deficit type funding is required. Deficit funding for PSPS, where applicable, as applied in 2011, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2012, total contributions paid in the year including expenses were £36 million (2011: £54 million).

The last completed actuarial valuation of the Scottish Amicable Pension Scheme (SAPS) was as at 31 March 2011 by Jonathan Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme over the next six years, to eliminate the actuarial deficit.

The last completed actuarial valuation of the M&G pension scheme was as at 31 December 2011 by Paul Belok, Fellow of the Institute and Faculty of Actuaries, of AON Hewitt Limited. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year. This compares to the £10.5 million of deficit funding paid by the Group in 2012.

Summary economic and IAS 19 financial positions
Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. Accordingly, prior to the finalisation of the 5 April 2011 triennial valuation, the Group had not recognised the underlying surplus of PSPS ( 31 December 2011: £1,588 million gross of deferred tax) and had recognised an economic liability for deficit funding ( 31 December 2011: £19 million gross of deferred tax).

The underlying IAS 19 surplus for PSPS at 31 December 2012 was £1,174 million. The finalisation of the 5 April 2011 triennial valuation was accompanied by an agreement with the Trustees that additional deficit type funding would no longer be necessary and furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules. As a consequence, a portion of the surplus, being £164 million, is now recognised as recoverable. The £164 million represents the present value of the economic benefits available from the reductions to future ongoing contributions to the scheme. Accordingly, a net surplus of £164 million gross of deferred tax was recognised at 31 December 2012. Of this amount, £115 million was allocated to the PAC with-profits fund and £49 million was allocated to the shareholders' fund.

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2012 was £74 million (31 December 2011: deficit of £55 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The IAS 19 surplus of the M&G pension scheme on an economic basis at 31 December 2012 was £38 million (31 December 2011: surplus of £10 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2012, the M&G pension scheme has invested £169 million in Prudential insurance policies ( 31 December 2011: £165 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £131 million ( 31 December 2011: deficit of £155 million).

i        Assumptions
The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2012%	2011%

Discount rate*	4.4	4.7
Rate of increase in salaries	2.7	2.9
Rate of inflation**
Retail prices index (RPI)	2.7	2.9
Consumer prices index (CPI)	2.0	1.9
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)†	2.5	2.5
Discretionary†	2.5	2.5
Expected returns on plan assets	3.1	5.1
* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.
† The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.7 per cent in 2012 (2011: 2.9 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for 2012 and 2011 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2012 and 2011 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

The mean term of the current PSPS liabilities is around 17 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SAPS and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 31 December 2012, applying the principles prescribed by IAS 19.
ii       Estimated pension scheme deficit - economic basis
Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2012 £m
		(Charge) credit to income statement note (i)
	Surplus (deficit) in scheme at 1 January 2012	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2012 note (ii)
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	1,543	(166)	(311)	72	1,138
Less: amount attributable to PAC with-profits fund	(1,083)	105	222	(31)	(787)
Shareholders' share:
Gross of tax surplus	460	(61)	(89)	41	351
Related tax	(117)	25	20	(9)	(81)
Net of shareholders' tax	343	(36)	(69)	32	270
Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation (1 Jan 2012 only)	(1,607)	136	461	-	(1,010)
Less: amount attributable to PAC with-profits fund	1,124	(93)	(322)	-	709
Shareholders' share:
Gross of tax deficit	(483)	43	139	-	(301)
Related tax	123	(22)	(32)	-	69
Net of shareholders' tax	(360)	21	107	-	(232)
With the effect of IFRIC 14
(Deficit) surplus	(64)	(30)	150	72	128
Less: amount attributable to PAC with-profits fund	41	12	(100)	(31)	(78)
Shareholders' share:
Gross of tax (deficit) surplus	(23)	(18)	50	41	50
Related tax	6	3	(12)	(9)	(12)
Net of shareholders' tax	(17)	(15)	38	32	38

Notes
(i) Credit (charge) to the income statement

The components of the credit (charge) for the net periodic pension cost (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2012 £m	2011 £m
Pension cost
Current service cost	(32)	(35)
Past service cost:note (a)
RPI to CPI inflation measure change in 2011	-	282
Exceptional discretionary pension increase for PSPS in 2012	(106)	-
Finance (expense) income:
Interest cost	(263)	(299)
Expected return on assets - economic basis	235	308
Total (charge) credit without the effect of IFRC 14	(166)	256
Effect of the application of IFRIC 14	136	(229)
Pension cost - economic basisnote (b)	(30)	27

Actuarial and other gains and losses
Actual less expected return on assets	(34)	982
Losses on changes of assumptions for plan liabilities	(273)	(414)
Experience (losses) gains on liabilities	(4)	314
Total (charge) credit without the effect of IFRC 14	(311)	882
Effect of the application of IFRIC 14	461	(846)
Actuarial gains and losses - economic basis note (c)	150	36

Notes
(a) Past service cost
- RPI/CPI inflation measure change in 2011

           During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI.

           The £282 million credit in 2011 shown above comprised £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus was not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes was allocated as £24 million to PAC with-profits fund and £42 million to shareholders as referred to in note C.

- Exceptional discretionary pension increase for PSPS in 2012
During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million.

As the PSPS scheme surplus is substantially not recognised for accounting purposes, these two items had negligible impact on the Group's results.

(b)      Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members (2012: £17 million; 2011: £20 million). In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS (2012: £nil; £2 million).

(c)      The net credit (charge) for actuarial and other gains and losses is recorded within the income statement. Within the Group's supplementary analysis of profit, the shareholders' share of actuarial and other gains and losses (ie net of allocation of the share to the PAC with-profits funds) of £50 million as shown in note ii above (2011:£21 million) is excluded from operating profit based on longer-term investment returns as shown in note C.

             The 2012 actuarial and other gains reflects the positive impact of inflation rate movements in the period, offset by lower discount rates as interest rate falls, and partial recognition of actuarial surplus in PSPS described above.

(ii) Underlying investments and liabilities of the schemes
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plan's net assets at 31 December comprise the following investments and liabilities:

	2012 £m	2011 £m
Equities	364	483
Bonds	5,858	5,954
Properties	330	317
Other assets	645	409
Total value of assets	7,197	7,163
Present value of benefit obligations	(6,059)	(5,620)
Net assets	1,138	1,543
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(1,010)	(1,588)
Adjust for obligation deficit funding of PSPS	-	(19)
Pre-tax surplus (deficit)	128	(64)

iii     Sensitivity of the pension scheme liabilities to key variables
The total underlying Group pension scheme liabilities of £6,059 million (2011: £5,620 million) comprise £5,226 million (2011: £4,844 million) for PSPS and £833 million (2011: £776 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2012 and 2011 to changes in discount rates, inflation rates and mortality rates.

	Assumption applied
	2012	2011	Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
					2012	2011
Discount rate	4.4%	4.7%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.3%	3.3%
				Other schemes	4.9%	4.8%
Discount rate	4.4%	4.7%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.1%	3.1%
				Other schemes	4.6%	4.5%
Rate of inflation	RPI: 2.7%	RPI: 2.9%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI: 2.0%	CPI: 1.9%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent reduction in salary increases	Other schemes	4.3%	4.1%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	2.6%	2.7%
				Other schemes	2.4%	2.4%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits.

W Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations £m
	UK	US	Asia	Total
At 1 January 2011	135,717	60,523	28,740	224,980
Comprising:
- Policyholder liabilities	125,530	60,523	28,674	214,727
- Unallocated surplus of with-profits funds	10,187	-	66	10,253
Premiums	6,988	12,914	5,079	24,981
Surrenders	(4,255)	(4,270)	(2,237)	(10,762)
Maturities/Deaths	(7,813)	(820)	(664)	(9,297)
Net flows	(5,080)	7,824	2,178	4,922
Shareholders' transfers post tax	(216)	-	(30)	(246)
Investment-related items and other movements	5,862	136	365	6,363
Foreign exchange translation differences	(94)	706	(341)	271
As at 31 December 2011	136,189	69,189	30,912	236,290
Comprising:
- Policyholder liabilities	127,024	69,189	30,862	227,075
- Unallocated surplus of with-profits funds	9,165	-	50	9,215
At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	8,340	14,907	5,620	28,867
Surrenders	(4,785)	(4,356)	(2,541)	(11,682)
Maturities/Deaths	(8,009)	(954)	(658)	(9,621)
Net flows	(4,454)	9,597	2,421	7,564
Shareholders' transfers post tax	(205)	-	(31)	(236)
Investment-related items and other movements	13,006	4,241	2,178	19,425
Foreign exchange translation differences	(98)	(3,678)	(816)	(4,592)
Acquisition of REALIC note Z	-	12,912	-	12,912
At 31 December 2012	144,438	92,261	34,664	271,363
Comprising:
- Policyholder liabilities	133,912	92,261	34,601	260,774
- Unallocated surplus of with-profits funds	10,526	-	63	10,589
Average policyholder liability balances*
2012	130,468	77,497	32,732	240,697
2011	126,277	64,856	29,768	220,901

* Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the period and exclude unallocated surplus of with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2011	91,773	21,671	22,273	135,717
Comprising:
- Policyholder liabilities	81,586	21,671	22,273	125,530
- Unallocated surplus of with-profits funds	10,187	-	-	10,187
Premiums	3,413	1,854	1,721	6,988
Surrenders	(2,285)	(1,851)	(119)	(4,255)
Maturities/Deaths	(5,551)	(655)	(1,607)	(7,813)
Net flows note (a)	(4,423)	(652)	(5)	(5,080)
Shareholders' transfers post tax	(216)	-	-	(216)
Switches	(237)	237	-	-
Investment-related items and other movements note (b)	3,338	25	2,499	5,862
Foreign exchange translation differences	(94)	-	-	(94)
At 31 December 2011 / 1 January 2012	90,141	21,281	24,767	136,189
Comprising:
- Policyholder liabilities	80,976	21,281	24,767	127,024
- Unallocated surplus of with-profits funds	9,165	-	-	9,165
Premiums	4,539	1,775	2,026	8,340
Surrenders	(2,200)	(2,378)	(207)	(4,785)
Maturities/Deaths	(5,664)	(658)	(1,687)	(8,009)
Net flows note (a)	(3,325)	(1,261)	132	(4,454)
Shareholders' transfers post tax	(205)	-	-	(205)
Switches	(236)	236	-	-
Investment-related items and other movements note (b)	8,656	1,941	2,409	13,006
Foreign exchange translation differences	(98)	-	-	(98)
At 31 December 2012	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
Average policyholder liability balances*
2012	82,691	21,739	26,038	130,468
2011	81,281	21,476	23,520	126,277
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)     Net outflows decreased from £5,080 million in 2011 to £4,454 million in 2012. An improvement in the net outflows of the with-profits business, following increased sales of with-profits bonds in the year, has been greater than the increase in outflows in the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by the activity of corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. The net flows of negative £1,261 million in unit-linked business was a result of lower single premiums in and higher transfers out of this business in 2012.

(b)     Investment-related items and other movements of £13,006  million across fund types reflected the continued strong performance of UK equity markets in 2012, as well as investment gains from debt securities following falling bond yields, and other asset classes.

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	£m	£m	£m
At 1 January 2011	31,203	29,320	60,523
Premiums	9,176	3,738	12,914
Surrenders	(1,898)	(2,372)	(4,270)
Maturities/Deaths	(300)	(520)	(820)
Net flows note (b)	6,978	846	7,824
Transfers from general to separate account	957	(957)	-
Investment-related items and other movements	(1,735)	1,871	136
Foreign exchange translation differences note (a)	430	276	706
At 31 December 2011 / 1 January 2012	37,833	31,356	69,189
Premiums	10,361	4,546	14,907
Surrenders	(2,149)	(2,207)	(4,356)
Maturities/Deaths	(404)	(550)	(954)
Net flows note (b)	7,808	1,789	9,597
Transfers from general to separate account	1,577	(1,577)	-
Investment-related items and other movements note (c)	4,014	227	4,241
Foreign exchange translation differences note (a)	(1,998)	(1,680)	(3,678)
Acquisition of REALIC Notes (d), Z	64	12,848	12,912
At 31 December 2012	49,298	42,963	92,261
Average policyholder liability balances*
2012	43,549	33,948	77,497
2011	34,518	30,338	64,856
* Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the period.

Notes

(a)     Movements in the year have been translated at an average rate of $1.58/£1.00 (2011: $1.60/£1.00). The closing balances have been translated at closing rate of $1.63/£1.00 (2011: $1.55/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows for the year were £9,597 million compared with £7,824 million in 2011 driven largely by increased new business volumes.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £4,014 million for 2012 reflects the increase in the US equity market during the year with the S&P index increasing by 13.4 per cent. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the year, net of falls in the technical provisions held for the guarantees issued with variable annuity business.

(d) The acquisition of REALIC reflects the liabilities, before reduction for reinsurances ceded, acquired at the date of acquisition.

Asia insurance operations

	With-profits business	Unit-linked liabilities	Other business	Total
	£m	£m	£m	£m
At 1 January 2011	11,024	12,724	4,992	28,740
Comprising:
- Policyholder liabilities	10,958	12,724	4,992	28,674
- Unallocated surplus of with-profits funds	66	-	-	66
Premiums:
New business	162	1,136	723	2,021
In-force	1,110	1,163	785	3,058
	1,272	2,299	1,508	5,079
Surrenders note (c)	(502)	(1,490)	(245)	(2,237)
Maturities/Deaths	(431)	(39)	(194)	(664)
Net flows note (b)	339	770	1,069	2,178
Shareholders' transfers post tax	(30)	-	-	(30)
Investment-related items and other movements	1,274	(1,154)	245	365
Foreign exchange translation differences note (a)	36	(325)	(52)	(341)
At 31 December 2011 / 1 January 2012	12,643	12,015	6,254	30,912
Comprising:
- Policyholder liabilities	12,593	12,015	6,254	30,862
- Unallocated surplus of with-profits funds	50	-	-	50
Premiums:
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432
	1,479	2,628	1,513	5,620
Surrenders note (c)	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)
Net flows note (b)	439	923	1,059	2,421
Shareholders' transfers post tax	(31)	-	-	(31)
Investment-related items and other movements note (d)	639	1,451	88	2,178
Foreign exchange translation differencesnote (a)	(239)	(361)	(216)	(816)
At 31 December 2012	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities	13,388	14,028	7,185	34,601
- Unallocated surplus of with-profits funds	63	-	-	63
Average policyholder liability balances*
2012	12,990	13,022	6,720	32,732
2011	11,775	12,370	5,623	29,768
*Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)     Movements in the year have been translated at the average exchange rates for the year ended 31 December 2012. The closing balance has been translated at the closing spot rates as at 31 December 2012. Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows have increased by £243 million to £2,421 million in 2012 compared with £2,178 million in 2011 reflecting increased flows from new business and growth in the in-force books.

(c)     In 2012 the rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10.6 per cent (2011: 9.8 per cent). Excluding India where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was at 9.7 per cent (2011: 9.6 per cent). For with-profits business, surrenders have increased from £502 million in 2011 to £608 million in 2012, primarily as a result of certain products in Hong Kong reaching their five year anniversary, the point at which some product features trigger.

(d) Positive investment-related items and other movements of £2,178 million in 2012 primarily reflects improvements in the Asia equity market.

Duration of policyholder liabilities
	2012 £m				2011 £m
	UK insurance operations	US insurance operations	Asia insurance operations	Total	UK insurance operations	US insurance operations	Asia insurance operations	Total
	note (i)	note (ii)	note (iii)		note (i)	note (ii)	note (iii)
Insurance contract liabilities	84,266	90,192	34,126	208,584	82,732	67,278	30,353	180,363
Investment contract liabilities with discretionary participation features	33,464	-	348	33,812	29,348	-	397	29,745
Investment contract liabilities without discretionary participation features	16,182	2,069	127	18,378	14,944	1,911	112	16,967
	133,912	92,261	34,601	260,774	127,024	69,189	30,862	227,075

The tables above show the carrying value of the policyholder liabilities. The tables in the accompanying notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not.

The cash flow projections of expected benefit payments used in the maturity profile tables below are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts. The maturity tables have been prepared on a discounted basis.

Notes
(i) UK insurance operations

	2012 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholders liabilities	37,698	33,486	71,184	13,223	20,114	33,337	13,231	16,160	29,391	133,912
	2012%
Expected maturity:
0 to 5 years	45	39	42	30	26	27	35	28	31	36
5 to 10 years	24	25	24	24	22	22	25	23	24	24
10 to 15 years	13	17	15	18	17	18	17	17	17	16
15 to 20 years	8	11	10	12	13	13	10	12	11	11
20 to 25 years	5	6	5	8	9	9	6	9	8	7
over 25 years	5	2	4	8	13	11	7	11	9	6

	2011 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total

Policyholder liabilities	38,974	29,365	68,339	12,637	18,236	30,873	12,885	14,927	27,812	127,024
	2011%
Expected maturity:
0 to 5 years	47	32	41	29	25	27	34	28	31	35
5 to 10 years	24	26	25	24	22	22	25	22	24	24
10 to 15 years	13	19	16	18	18	18	18	18	18	17
15 to 20 years	8	14	10	12	13	13	11	12	11	11
20 to 25 years	5	7	6	8	10	9	7	9	7	7
over 25 years	3	2	2	9	12	11	5	11	9	6

Notes

(a)     The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

(b) Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(c) Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

(d)     For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(ii) US insurance operations

	2012				2011
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£m	£m	£m	£m	£m	£m
Policyholder liabilities	42,963	49,298	92,261	31,356	37,833	69,189
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	45	46	46	47	47	47
5 to 10 years	27	31	29	27	30	29
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	6	6
20 to 25 years	5	2	3	5	2	3
Over 25 years	4	2	3	4	2	3

(iii) Asia insurance operations

	2012	2011
	£m	£m
Policyholder liabilities	34,601	30,862
Expected maturity:	%	%
0 to 5 years	23	22
5 to 10 years	19	19
10 to 15 years	17	15
15 to 20 years	13	13
20 to 25 years	9	10
Over 25 years	19	21

X Sensitivity analysis

a Group overview
Sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

1 Overview of risks by business unit
The financial and insurance assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

• Currency risk: due to changes in foreign exchange rates;
• Interest rate risk: due to changes in market interest rates; and
• Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or currency risk).

Policyholder liabilities relating to the Group's life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Three key points are to be noted, namely:

•      The Group's with-profits and unit-linked funds absorb most market risk attaching to the funds' investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

• The Group's shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and
• The main exposures of the Group's IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities.

The most significant items for which the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities / unallocated surplus	Other exposure	Insurance and lapse risk
UK insurance operations
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital
US insurance operations
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed indexed annuities, Fixed annuities and GIC business	Credit risk Interest rate risk		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts

Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39

Asia insurance operations
Mortality and morbidity risk
All business	Currency risk			Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Asset/liability mismatch risk
Non-participating business	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

2 IFRS shareholder results - Exposures for market and other risk
Key Group exposures
Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks are provided in notes (b) to (f). The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. Other features to note are as follows.

UK
The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level the result is particularly sensitive to temporary value movements on assets backing US and Asia policyholder liabilities (which in general are measured on a basis that is insensitive to current market movements) and shareholder equity.

US
For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below  under the US insurance operations section of market and credit risk.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Asia
For Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risks.

At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

Impact of diversification on risk exposure
The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions
• Financial risk factors
• Non-financial risk factors

Correlation across risk factors
• Longevity risk
• Expenses
• Persistency
• Other risks

The effect of Group diversification across the Group's life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

b    UK insurance operations
Exposure and sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks
The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business of Prudential Retirement Income Limited (PRIL) and the PAC non-profit sub-fund. Further details are described below.

i     With-profits business
SAIF
Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business
Shareholder UK results of UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders' share of the cost of bonuses. Due to the 'smoothed' basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

ii    Shareholder-backed annuity business
The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of the  liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

In summary, profits from shareholder-backed annuity business are most sensitive to:

• The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
• Actual versus expected default rates on assets held;
• The difference between long-term rates of return on corporate bonds and risk-free rates;
• The variance between actual and expected mortality experience;
• The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
• Changes in renewal expense levels.

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £74 million (2011: £64 million). A decrease in credit default assumptions of five basis points would increase gross profits by £157 million (2011: £137 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profits by £25 million (2011: £25 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

iii  Unit-linked and other business
Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit  risk liabilities of other business and are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

iv   Shareholder exposure to interest rate risk and other market risk
By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. At 31 December 2012 pension annuity liabilities accounted for 98 per cent (2011: 98 per cent) of UK shareholder-backed business liabilities. For pension annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows.

	2012 £m				2011 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	9,006	3,993	(3,265)	(5,983)	7,676	3,426	(2,820)	(5,178)
Policyholder liabilities	(7,878)	(3,513)	2,867	5,235	(6,842)	(3,060)	2,510	4,593
Related deferred tax effects	(259)	(110)	91	172	(208)	(91)	77	146
Net sensitivity of profit after tax and shareholders' equity	869	370	(307)	(576)	626	275	(233)	(439)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2012 £m		2011 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(316)	(158)	(319)	(160)
Related deferred tax effects	73	36	80	40
Net sensitivity of profit after tax and shareholders' equity	(243)	(122)	(239)	(120)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

c US insurance operations (Jackson)
Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC. Note B  provides explanation of the new US GAAP DAC basis adopted by the Company from 1 January 2012. Note O  above provides an explanation of the dynamics that affect the amortisation charge.

i Sensitivity to equity risk
Variable annuity contract related
At 31 December 2012 and 2011, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2012
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	40,964	1,839	64.4 years
GMWB - Premium only	0%	2,213	91
GMWB*	0-5%	3,359	88*
GMAB - Premium only	0%	53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		4,554	324	64.0 years
GMWB - Highest anniversary only		1,880	245
GMWB*		697	137*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	2,705	348	66.4 years
GMIB†	0-6%	1,588	469		3.3 years
GMWB*	0-8%**	31,167	1,918*
31 December 2011
	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation
		£m	£m

Return of net deposits plus a minimum return
GMDB	0-6%	31,571	2,914	64.2 years
GMWB - Premium only	0%	2,325	195
GMWB*	0-5%	2,582	582*
GMAB - Premium only	0%	54	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		4,002	678	63.7 years
GMWB - Highest anniversary only		1,855	423
GMWB*		735	217*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	2,098	479	66.1 years
GMIB†	0-6%	1,661	575		4.2 years
GMWB*	0-8%**	21,902	2,263*

*  Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

**Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further 9 years.

† The GMIB reinsurance guarantees are fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2012	2011
	£m	£m
Mutual fund type:
Equity	38,092	28,902
Bond	5,673	4,251
Balanced	4,601	3,846
Money market	766	677
Total	49,132	37,676

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The net effect of opposite impacts would be observed if the equity markets were to decrease.

At 31 December 2012, the estimated sensitivity of Jackson's profit for VA business, and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2012 £m				2011* £m
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC (excluding impact on future separate account fees)	326	120	(86)	(215)	373	196	(242)	(539)
Related deferred tax effects	(114)	(42)	30	75	(130)	(69)	85	189
Net sensitivity of profit after tax and shareholders' equity	212	78	(56)	(140)	243	127	(157)	(350)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2012.

Other sensitivity to equity risk
In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2012 and 2011. The table below shows the sensitivity to a 10 and 20 per cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2012 £m		2011* £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit, net of related changes in amortisation of DAC	(143)	(72)	(129)	(64)
Related deferred tax effects	50	25	45	23
Net sensitivity of profit after tax and shareholders' equity	(93)	(47)	(84)	(41)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

ii    Sensitivity to interest rate risk
Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012 £m				2011* £m
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
Profit and loss
Direct effect
Derivatives value change	1,525	778	(625)	(1,142)	1,549	736	(592)	(1,078)
Policyholder liabilities	(2,021)	(871)	610	970	(925)	(446)	395	753
Related effect on amortisation of DAC	309	93	(39)	(14)	(132)	(61)	33	46

Pre-tax profit effect	(187)	-	(54)	(186)	492	229	(164)	(279)
Related effect on charge for deferred tax	65	-	19	65	(172)	(80)	57	98
Net profit effect	(122)	-	(35)	(121)	320	149	(107)	(181)

Other comprehensive income
Direct effect on carrying value of debt securities	3,873	2,175	(2,175)	(3,873)	2,679	1,513	(1,513)	(2,679)
Related effect on amortisation of DAC	(1,332)	(748)	748	1,332	(954)	(539)	539	954
Related effect on movement in deferred tax	(889)	(499)	499	889	(604)	(341)	341	604
Net effect	1,652	928	(928)	(1,652)	1,121	633	(633)	(1,121)
Total net effect on shareholders' equity	1,530	928	(963)	(1,773)	1,441	782	(740)	(1,302)

* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

iii     Currency translation risk
Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2012, the rates were US$1.58 (2011: $1.60) and US$1.63 (2011: $1.55) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2012	2011*	2012	2011*
	£m	£m	£m	£m
Profit before tax attributable to shareholders note	(78)	(44)	95	53
Profit for the year	(56)	(32)	69	39
Shareholders' equity attributable to US insurance operations	(395)	(342)	483	418
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Note
Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

iv      Other sensitivities
Total profit is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

• Growth in the size of assets under management covering the liabilities for the contracts in force;
• Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;
• Spread returns for the difference between investment returns and rates credited to policyholders; and
• Amortisation of deferred acquisition costs.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.
Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2012 and 2011 was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely;

•    through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note P, and;

• the required level of provision for guaranteed minimum death benefit claims.

d Asia insurance operations
Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks
The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asia operations is therefore at modest levels. This arises from the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges.

(i)     Sensitivity of profit and shareholders' equity to risks other than currency translation risk
With-profits business
Similar principles to those explained for UK with-profits business apply to profit emergence for the Asia with-profits business.

Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business
As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders' equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders' equity to changes in insurance risk and to interest rate risk are not material.

Other business
Interest rate risk
Asia operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2012, 10-year government bond rates vary from territory to territory and range from 0.60 per cent to 9.50 per cent (2011: 0.99 per cent to 12.88 per cent).

For the sensitivity analysis as at 31 December 2011 as shown in the table below, for the majority of the territories, a movement of 1 per cent in the 10-year government bond rate has been used. Exceptions to this approach are for Japan and Taiwan where a movement of 0.5 per cent has been used. Following falls in interest rates in many of the territories during 2012, the approach was altered such that the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent. This revised approach was applied in estimating the sensitivity at 31 December 2012.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012 £m		2011 £m
	Decrease of 1%	Increase of 1%	Decrease of 1% *	Increase of 1% *
Pre-tax profit	216	(269)	73	(159)
Related deferred tax (where applicable)	(56)	53	(22)	34
Net effect on profit and shareholders' equity	160	(216)	51	(125)
* Except for Japan and Taiwan using 0.5 per cent sensitivity.

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Equity price risk
The non-linked shareholder business has limited exposure to equity and property investment (£663 million at 31 December 2012). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2012 and 2011 would be as follows:

	2012 £m		2011 £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(134)	(67)	(120)	(60)
Related deferred tax (where applicable)	31	15	24	12
Net effect on profit and shareholders' equity	(103)	(52)	(96)	(48)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

Insurance risk
Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £30 million (2011: £27 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)    Sensitivity of IFRS basis profit and shareholders' equity to currency translation risk
Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2012	2011	2012	2011
	£m	£m	£m	£m
Profit before tax attributable to shareholders note	(90)	(57)	110	70
Profit for the year	(75)	(46)	92	56
Shareholders' equity, excluding goodwill, attributable to Asia operations	(243)	(228)	297	278

Note
Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

e Asset management operations
i Currency translation
Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £10 million (2011: £9 million) and £29 million (2011: £30 million) respectively.

ii       Sensitivities to other financial risks for asset management operations
The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2012 by asset management operations were £1,846 million (2011: £1,842 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

f           Other operations
The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £75 million.

Y Share capital, share premium and own shares

	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	-	17
Shares issued in lieu of cash dividends
At 31 December 2011	2,548,039,330	127	1,873
Shares issued under share option schemes	9,203,022	1	16
Reserve movements in respect of shares issued in lieu of cash dividends
At 31 December 2012	2,557,242,352	128	1,889

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2012, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2012	9,396,810	288p	629p	2018
31 December 2011	13,329,709	288p	572p	2017

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £97 million as at 31 December 2012 (2011: £109 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2012, 8.0 million (2011: 8.1 million) Prudential plc shares with a market value of £69 million (2011: £52 million) were held in such trusts. Of this total, 8.0 million (2011: 8.0 million) shares were held in trusts under employee incentive plans.

In 2012, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)*	Cost £m
2012	9.4	76.1
2011	8.2	54.7
*The maximum number of shares held in 2012 was 8.0 million which was in December 2012.

Of the total shares held in trust no shares were held by a qualifying employee share ownership trust (2011: 0.1 million).

The shares purchased each month are as follows:
		2012 Share Price				2011 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	15,573	6.40	6.40	99,589	12,723	6.83	6.83	86,834
February	12,678	7.33	7.33	92,930	11,688	7.13	7.13	83,376
March	4,022,002	7.10	8.03	32,058,297	2,106,702	7.04	7.14	15,253,240
April	368,901	7.27	7.67	2,712,460	263,361	7.40	7.49	1,960,300
May	939,541	6.80	7.26	6,407,556	174,614	7.46	7.53	1,307,410
June	482,377	6.61	6.84	3,208,338	1,418,209	7.07	7.18	10,141,069
July	15,047	7.26	7.26	109,166	98,334	6.89	7.34	683,084
August	28,488	7.88	8.12	228,176	1,520,620	5.77	6.32	9,051,804
September	712,649	8.16	8.25	5,829,154	19,273	5.85	6.00	115,022
October	12,549	8.39	8.39	105,329	15,385	6.07	6.07	93,310
November	492,993	8.55	9.15	4,502,129	110,951	6.15	6.33	692,501
December	2,277,012	8.86	9.27	20,706,597	2,456,692	6.07	6.55	15,226,106
Total	9,379,810			76,059,721	8,208,552			54,694,056

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2012 was 4.5 million (2011: 8.6 million) and the cost of acquiring these shares of £27 million (2011: £52 million) is included in the cost of own shares. The market value of these shares as at 31 December 2012 was £39 million (2011: £54 million).

During 2012, these funds made net disposals of 4,143,340 Prudential shares (2011: net disposals of 1,171,635) for a net decrease of £25.1 million to book cost (2011: net increase of £4.8 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2012 or 2011.

Z:      Acquisition of subsidiaries

(a) Acquisition of Reassure America Life Insurance Company (REALIC)
On 4 September 2012, the Group through its indirect wholly-owned subsidiary,  Jackson National Life Insurance Company (JNLI) completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). The acquisition increases the scale of the Group's life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner. Immediately prior to the acquisition, SRLC entered into a reinsurance arrangement with Swiss Re, the former ultimate parent company facilitating Swiss Re to retain a portion of the REALIC business. As collateral for this reinsurance arrangement, REALIC holds £2.1 billion of policy loans, bonds and short-term investments, which are offset by a funds withheld liability.

REALIC was a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not write new business.

The purchase consideration paid is equivalent to the fair value of the identifiable acquired assets and liabilities assumed and accordingly no goodwill is recognised under IFRS on the date of completion of the acquisition.

In addition to the purchase consideration, the Group incurred £9 million of acquisition related costs that have been recognised as an expense during the year, in the consolidated income statement.

The provisional fair value of the acquired assets and liabilities are shown in the table below.

Fair value recognised at acquisition date
£m
Identifiable assets
Intangible assets attributable to shareholders:
Acquired value of in-force business	5

Other non-investment and non-cash assets:
Reinsurers' share of insurance contract liabilities	5,444
Deferred tax	390
Current tax recoverable	44
Accrued investment income	58
Other debtors	38

Investments of long-term business and other operations:
Loans	2,204
Equity securities and portfolio holdings in unit trusts	69
Debt securities	7,177

Cash and cash equivalents	147
Total identifiable assets	15,576

Identifiable liabilities
Policyholder liabilities:
Insurance contract liabilities	12,912

Other non-insurance liabilities	2,294
Total identifiable liabilities	15,206
Net identifiable assets acquired and liabilities assumed	370

Purchase consideration	370

At the date the financial statement were approved the fair value of the identifiable acquired assets and liabilities and the consideration were subject to finalisation. In accordance with accounting guidance for business combinations, the Company will continue to review the balance sheet and record required adjustments, for up to a twelve month period following the acquisition close date, in order to reflect updated information on certain accruals, related expenses, or other potential valuation adjustments, if further information becomes available about facts and circumstances that existed as of the acquisition date. Any measurement period adjustments determined to be material will be applied retrospectively to the acquisition date in the Company's consolidated financial statements and depending on the nature of the adjustment, the Company's results subsequent to the acquisition period could be affected.

Reserves were initially valued consistent with existing IFRS guidance. Accordingly, as for the Group's measurement of Jackson's insurance assets and liabilities, under IFRS 4, a 'grandfathered' US GAAP basis has been applied. For instance the traditional products were valued using standard modeling techniques with assumptions updated to match current interest rate environment or be consistent with Jackson's assumptions where appropriate.  Base reserves on interest sensitive products were set equal to the account value and the reserves accounted for under FASB ASC Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) were adjusted to reflect Jackson's assumptions where appropriate. In addition, provision has been made for the effects of fair valuing the acquired policyholder liabilities and value of in force business in accordance with IFRS 3.

Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £2,204 million and £38 million, respectively. These values represent the gross contractual amounts all of which are expected to be collected. The majority of the loans of £2,204 million were held to back liabilities for funds withheld under reinsurance arrangements as described above.

The consolidatedstatement of cash flows contains a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million (based on the preliminary purchase price of £417 million with a deferred consideration of £46 million) less cash and cash equivalents acquired of £147 million.

Impact of acquisition on the results of the Group

	Actual £m	Estimated £m
	Post acquisition period from 4 Sept to 31 Dec 2012	Full Year 2012
		(note i)
Revenue	184	695

Operating profit based on longer-term investment returns	67
Short-term fluctuations in investment returns	13
Amortisation of acquisition accounting on the purchase of REALICnote (ii)	(19)
Profit before tax	61	123

Notes

(i)    Estimation of the REALIC business' contribution to the Group's consolidated revenue and profit before tax for the year if the acquisition had occurred on 1 January 2012. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2012.

(ii) The profit of £61 million for the period has been determined after a charge of £(19) million for amortisation of acquisition accounting adjustments. This charge reflects the net effect of:

(a)   The difference between the yield on the acquired debt securities (excluding those held to back funds withheld for reinsurance contracts) determined by reference to their market value at acquisition as required by the IFRS 3 purchase GAAP purposes and the book yield on a historic GAAP basis;

(b) Amortisation of the fair value adjustments on policyholder liabilities, and
(c) Amortisation of the acquired value of in-force business.
This change has been shown separately within Group's supplementary analysis of profit, as explained in note B.

(b) Acquisition of Thanachart Life Assurance Company Limited
On 5 November 2012, Prudential plc , through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited ('Prudential Thailand') entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited ('Thanachart Bank'). The consideration for Thanachart Life is THB 17.5 billion (£352 million at the year end exchange rate) settled in cash on completion, with a further payment of THB 0.5 billion (£10 million) payable 12 months after completion, subject to a post-completion adjustment to reflect the net asset value as at the completion date. The transaction is subject to regulatory approval and is expected to close in the first half of 2013. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the group's multichannel distribution strategy.

AA  Associates and joint ventures

The Group had two associates at 31 December 2012 (31 December 2011: one) that were accounted for under the equity method. The Group's associates at 31 December 2012 are a 25 per cent interest in PruHealth Holdings Limited and a 49.99 per cent interest in PPM South Africa, following the dilution of the Group's holding in the period (see note G). The Group's share of the profit during the year was a profit of £8 million (full year 2011: a loss of £3 million). The total carrying value of these associates are £113 million (2011: £70 million). This is reflected in the Group's profit after tax attributable to equity holders during the year.

In addition to the above, the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, 'Investments in associates and joint ventures' that comprise investment in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence.

The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China (Hong Kong)
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

Joint ventures contributed £98 million (31 December 2011: £54 million) to profit after tax attributable to equity holders during the period. The year-on-year movement in these contributions reflect the growth in their operating profit based on longer-term investment returns and the increase in short-term fluctuations in investment returns by these joint ventures.

Further, in June 2012, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, entered into a joint venture to acquire control of Veolia Water RegCo (now renamed Affinity Water), the UK regulated water business of Veolia Environnement S.A. This joint venture investment is carried at fair value through profit and loss in the Group's financial statements, as allowed under IAS 28.  The results of this operation are reflected in the movement in the unallocated surplus of the PAC with-profits fund and therefore do not affect shareholders' results.

AB Contingencies

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations since 31 December 2011.

AC    Post balance sheet events

In January 2013, the Company issued US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million. The Company also repaid on maturity, the £250 million Medium Term Notes 2013, included within operational borrowings in note U, in January 2013.

AD    Adoption of new accounting pronouncements in 2013

A number of new accounting pronouncements become effective for the Group in 2013. The effects of certain of these new accounting pronouncements, namely on pension accounting, joint arrangements and consolidation, on the Group's results are summarised below.

Amendments to IAS 19, 'Employee benefits'
In June 2011, the IASB published amendments to IAS 19 on accounting for pensions and other post-employment benefits effective from annual periods beginning on or after 1 January 2013. The key revisions to the standard are:

- The removal of the corridor option for actuarial gains and losses.
  The Group does not apply the corridor option, therefore its removal has no impact to the Group.

- Presentation of actuarial gains and losses.
  The Group currently presents actuarial gains and losses in the income statement. Under the revised standard actuarial gains and losses will be presented in 'other comprehensive income'. Details of the 2012 and 2011 actuarial gains and losses on the current basis are shown in note V.

- The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.
  This revision alters the pension costs included in the Group's income statement with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income. The effect of this change for
  Prudential is not expected to be significant.

- Enhanced disclosures, specifically on risks arising from defined benefit plans.

  Adoption of the revised IAS19 standard will have no impact on shareholders' equity.

Standards on joint arrangements and disclosures: IFRS 11,'Joint arrangements', IFRS 12,'Disclosures of interest in other entities' and IAS 28,'Investments in associates and joint ventures'
In May 2011, the IASB issued IFRS 11,'Joint arrangements' to replace IAS 31, 'Interests in Joint Ventures'.  The standard also incorporates the guidance contained in related interpretation in SIC-13 Jointly Controlled Entities- Non-Monetary Contributions by Venturers. The standard requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. The attaching changes to disclosure requirements for parties to joint arrangements are specified in IFRS 12,'Disclosures of interest in other entities', which replaces the disclosure requirements of IAS 28,'Investments in associates and joint ventures' and IAS 31, 'Interests in Joint Ventures'.

The standards are effective from annual periods beginning on or after 1 January 2013 for IFRS as issued by the IASB and 1 January 2014 for IFRS as endorsed by the EU but with early adoption permitted. The Group's investments in joint ventures are currently accounted for using proportionate consolidation. At 31 December 2012 this approach gave rise to consolidated gross assets and liabilities for the joint ventures of £3,946 million and £ 3,595 million respectively. With the application of IFRS 11, the Group's investments in joint ventures will be accounted for on a single line equity method thus giving rise at 31 December 2012 to a net interest of £351million included within gross assets.

Similarly, the 2012 gross revenue and charges of £1,040 million and £942 million respectively which are currently included on a line by line basis within the income statement will, after adoption of the standard, be presented as a single net contribution of £98 million.  As a consequence, the standard will also have a small impact on profit before tax as the tax on the profits of the  joint ventures will no longer be presented in the tax line, Instead the tax charges will be required to be netted against  the Group's share of Joint Ventures' income included in  profit before tax. The tax charges for 2012 for the Group's share of Joint ventures' income was £19 million.  Adoption of the standard will have no impact on net of tax profits or shareholders' equity.

Standards on consolidation and disclosures: IFRS 10,'Consolidated financial statements', IFRS 12,'Disclosures of interest in other entities', and IAS 27,'Separate financial statements'
In May 2011, the IASB issued these three standards to replace IAS 27,'Consolidated and separate financial statements' and SIC-12 Consolidation-Special Purpose Entities.

The standards are effective from annual periods beginning on or after 1 January 2013. The standards are expected to have a minor impact on Group's assessment of its interests in investment funds (including OEICs and unit trusts) and is likely to increase the number of funds consolidated. The Group is currently determining those additional funds that will require consolidation under the requirements of IFRS 10 and the effect of retrospective adjustment to comparative results. The principal effect will be to 'gross up' the consolidated balance sheet for:

(i) The difference between the net value of the newly consolidated assets and liabilities and the previous carrying value for the Group's interest; and
(ii) The equal and opposite liability or minority interest for the external parties' interests in the funds.

The grossing up effect on the 2012 statement of financial position is not expected to exceed £1 billion. Adoption of the standard is expected to have an insignificant effect on the retrospectively adjusted comparative 2012 profit and shareholders' equity in the 2013 results.

IFRS 13, 'Fair value measurement'
In May 2011, the IASB issued IFRS 13, 'Fair value measurement' standard which creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosures of recurring Level 3 fair value measurements.

The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results. The Group is currently assessing the impact of the standard but it is not expected to have a material impact on the fair value measurement of the Group's assets and liabilities. Disclosures will be enhanced in providing detail of the methodology and underlying assumptions used to determine fair value of Group's assets and liabilities, in line with the new requirements.

Additional Unaudited Financial Information (IFRS)

1 Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i      Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
iii With-profits results represents the shareholders' transfer from the with-profits fund in the period.
iv Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.
v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi    Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source
	2012
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	106	702	266	-	1,074
Fee income	141	875	61	-	1,077
With-profits result	39	-	272	-	311
Insurance margin	594	399	39	-	1,032
Margin on revenues	1,453	-	216	-	1,669
Expenses:
Acquisition costs	(903)	(972)	(122)	-	(1,997)
Administration expenses	(583)	(537)	(128)	-	(1,248)
DAC adjustments	(28)	442	(8)	-	406
Expected return on shareholder assets	43	55	107	-	205
Gain on China Life (Taiwan) shares	51	-	-	-	51
Long-term business operating profit	913	964	703	-	2,580
Asset management operating profit	75	39	371	-	485
GI commission	-	-	33	-	33
Other income and expenditurenote (ii)	-	-	-	(565)	(565)
Total operating profit based on longer-term investment returns	988	1,003	1,107	(565)	2,533

Analysis of pre-tax IFRS operating profit by source
	2011
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	88	730	247	-	1,065
Fee income	131	680	59	-	870
With-profits result	38	-	293	-	331
Insurance margin	477	232	27	-	736
Margin on revenues	1,199	-	226	-	1,425
Expenses:
Acquisition costs	(766)	(890)	(127)	-	(1,783)
Administration expenses	(503)	(412)	(128)	-	(1,043)
DAC adjustmentsnote (i)	14	228	(5)	-	237
Expected return on shareholder assets	26	83	91	-	200
Long-term business operating profit	704	651	683	-	2,038
Asset management operating profit	80	24	357	-	461
GI commission	-	-	40	-	40
RPI to CPI inflation measure change on defined benefit schemes	-	-	-	42	42
Other income and expenditurenote (ii)	-	-	-	(554)	(554)
Total operating profit based on longer-term investment returns	784	675	1,080	(512)	2,027

Notes
(i) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note B of the IFRS financial statements.
(ii) Including restructuring and Solvency II implementation costs.

Margin analysis of long-term insurance business
The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in note W.

		2012			2011
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps
		note (iv)	note (iii)		note (iv)	note (iii)

Spread income	1,074	62,174	173	1,065	57,417	185
Fee income	1,077	78,807	137	870	68,298	127
With-profits result	311	95,681	33	331	93,056	36
Insurance margin	1,032			736
Margin on revenues	1,669			1,425
Expenses:
Acquisition costsnote (i)	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%
Administration expenses	(1,248)	143,321	(87)	(1,043)	125,715	(83)
DAC adjustmentsnote (ii)	406			237
Expected return on shareholder assets	205			200
Gain on China Life (Taiwan) shares	51			-
Operating profit	2,580			2,038

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note B of the IFRS financial statements.
(iii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iv)    For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as this is seen as a good proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

				Asia
		2012			2011
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps
			note (iii)			note (iii)

Spread income	106	6,720	158	88	5,623	157
Fee income	141	13,022	108	131	12,370	106
With-profits result	39	12,990	30	38	11,775	32
Insurance margin	594			477
Margin on revenues	1,453			1,199
Expenses:
Acquisition costsnote (i)	(903)	1,897	(48)%	(766)	1,660	(46)%
Administration expenses	(583)	19,742	(295)	(503)	17,993	(280)
DAC adjustmentsnote (ii)	(28)			14
Expected return on shareholder assets	43			26
Gain on China Life (Taiwan) shares	51			-
Operating profit	913			704

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note B of the IFRS financial statements.
(iii) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

Analysis of Asia IFRS operating profit drivers

•      Spread income has increased by £18 million from £88 million in 2011 to £106 million in 2012, an increase of 20 per cent that predominantly reflects the growth of the Asia non-linked policyholder liabilities.

•      Fee income has increased from £131 million in 2011 to £141 million in 2012, broadly in line with the increase in movement in average unit-linked liabilities, following the recovery in equity markets in 2012.

•      Insurance margin has increased by £117 million from £477 million in 2011 to £594 million in 2012 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £48 million (2011: £38 million), reflecting assumption changes and other items that are not expected to reoccur in the future.

•      Margin on revenues has increased by £254 million from £1,199 million in 2011 to £1,453 million in 2012 primarily reflecting the on-going growth in the size of the portfolio and higher premium income recognised in the year.

•      Acquisition costs have increased by 18 per cent from £766 million in 2011 to £903 million in 2012, compared to the 14 per cent increase in sales, resulting in a marginal increase in the acquisition cost ratio. The analysis above has been prepared applying shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 63 per cent (2011: 59 per cent) reflecting changes to product and country mix.

•      Administration expenses have increased from £503 million in 2011 to £583 million in 2012 as the business continues to expand. Expressed as a ratio of policyholder liabilities, administration costs have increased from 280 basis points to 295 basis points due to changes in business mix.

• Expected return on shareholder assets has increased from £26 million in 2011 to £43 million in 2012 primarily due to higher income from increased shareholder assets.

				US
		2012			2011
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps
		note (iii)			note (iii)

Spread income	702	29,416	239	730	28,274	258
Fee income	875	44,046	199	680	34,452	197
Insurance margin	399			232
Expenses:
Acquisition costsnote (i)	(972)	1,462	(66)%	(890)	1,275	(70)%
Administration expenses	(537)	75,802	(71)	(412)	62,726	(66)
DAC adjustmentsnote (ii)	442			228
Expected return on shareholder assets	55			83
Operating profit	964			651
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE.
(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note B of the IFRS financial statements.

(iii)    The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

Analysis of US operating profit drivers

•     Spread incomewas £702 million in 2012, down £28 million from the £730 million earned in 2011.  2012 benefited by £156 million from the effect of transactions entered into during 2011 and 2010 to more closely match the overall asset and liability duration (2011: £113 million). Excluding this effect, the spread margin would have been 186 basis points (2011: 218 basis points).  The reported spread margin decreased as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates.

•     Fee incomehas increased by 29 per cent to £875 million in 2012, compared to £680 million in 2011 as a result of the growth in separate account balances primarily due to positive net flows from variable annuity business. Fee income margin has increased slightly to 199 basis points (2011: 197 basis points) primarily reflecting changes to business mix.

•     Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have increased the insurance margin from £232 million in 2011 to £399 million in 2012. This includes the benefits of four months profits amounting to £87 million from the life business of REALIC, following its acquisition by Jackson in September 2012.

•      Acquisition costs, which are commissions and general expenses incurred to acquire new business, have increased in absolute terms compared to 2011 due largely to an increase in sales volumes.  However, acquisition costs as a percentage of APE have decreased to 66 per cent for 2012, compared to 70 per cent in 2011, due to the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions.

•      Administration expenses increased to £537 million in 2012 compared to £412 million in 2011, primarily as a result of higher asset based commissions paid on the larger 2012 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. The administration expense margin was higher at 71 basis points (2011: 66 basis points). Excluding these trail commission amounts, the resulting administration expense margin would be 48 basis points (2011: 46 basis points). The increase arises as a result of the effect of the
       REALIC acquisition on the administration expense margin together with impact in 2012 of non-recurring expenditures.

•      DAC adjustmentsincreased to £442 million in 2012 compared to £228 in 2011. 2011 was lowered by £190 million of accelerated DAC amortisation as a result of the reversal of the benefit received in 2008 from the mean reversion formula. Market movements in 2012 resulted in deceleration of DAC amortisation of £56 million which was offset by higher amortisation as a result of higher gross profits.  Following the adoption of the altered US GAAP principles for deferred acquisition costs, as described in note B of the IFRS financial statements, certain acquisition costs are no longer fully deferrable resulting in new business strain of £174 million for 2012 (2011: £156 million).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2012 £m				2011 £m
		Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,494			1,494	1,313			1,313
Less new business strain		(972)	798	(174)		(890)	734	(156)

Other DAC adjustments - amortisation of previously deferred acquisition costs
Normalnote (i)			(412)	(412)			(316)	(316)
Decelerated / (accelerated)			56	56			(190)	(190)
Total	1,494	(972)	442	964	1,313	(890)	228	651

Note

(i)      The increase in normal DAC amortisation compared to 2011 is primarily driven by the effect of a DAC unlocking expense of £15 million in 2012, compared to a benefit of £31 million in 2011. The unlocking charge or credit arises on an annual basis as part of a routine review of the assumptions underpinning the estimated future profits used to amortise deferred acquisition costs on interest sensitive life and annuity business. Excluding the impacts of the unlockings, the DAC amortisation remains in line with the growth in business profits.

	UK
		2012 £m			2011 £m
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps

Spread income	266	26,038	102	247	23,520	105
Fee income	61	21,739	28	59	21,476	27
With-profits result	272	82,691	33	293	81,281	36
Insurance margin	39			27
Margin on revenues	216			226
Expenses:
Acquisition costsnote (i)	(122)	836	(15)%	(127)	746	(17)%
Administration expenses	(128)	47,777	(27)	(128)	44,996	(28)
DAC adjustments	(8)			(5)
Expected return on shareholder assets	107			91
Operating profit	703			683

Note
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

Analysis of UK IFRS operating profit drivers

•     Spread income has increased from £247 million in 2011 to £266 million in 2012 principally due to increased new business profits from higher annuity sales. The margin has fallen slightly from 105 basis points to 102 basis points.

• Fee income has increased in line with the growth in unit-linked liabilities. Expressed as an asset management charge it is equivalent to 28 basis points (2011: 27 basis points).

•      With-profits income has decreased by £21 million from £293 million in 2011 to £272 million in 2012 principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 36 basis points in 2011 to 33 basis points in 2012.

• Insurance margin has increased by £12 million from £27 million in 2011 to £39 million in 2012, mainly due to increased profits from our protection business.

• Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2012 income was £216 million (2011: £226 million).

• Acquisition costs as a percentage of new business sales have improved from 17 per cent in 2011 to 15 per cent in 2012.

         The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-
         backed new business sales were 33 per cent for 2012 (2011: 33 per cent).

• Expected return on shareholder has increased from £91 million in 2011 to £107 million in 2012 principally due to higher IFRS shareholders' funds.

2          Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2012	2011*
	£m	£m
China	19	11
Hong Kong	88	69
India	54	47
Indonesia	260	212
Japan	(2)	2
Korea	16	17
Malaysia	120	104
Philippines	15	5
Singapore	206	167
Taiwan bancassurance business	18	2
Thailand	7	4
Vietnam	25	30
Other	(5)	1
Non-recurrent items:note (ii)
Gain on China Life (Taiwan) shares	51	-
Other non-recurrent items	48	38
Total insurance operations note (i)	920	709
Development expenses	(7)	(5)
Total long-term business operating profit	913	704
Eastspring Investments	75	80
Total Asia operations	988	784
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

Notes
(i) Analysis of operating profit between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2012	2011*
	£m	£m
New business strain	(51)	(70)
Business in force	872	741
Non-recurrent items:note (ii)
Gain on China Life (Taiwan) shares	51	-
Other non-recurrent items	48	38
Total	920	709
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note B.

      The IFRS new business strain corresponds to approximately 3 per cent of new business APE premiums for 2012 (2011: approximately 4 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.

      The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii) During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.
      Other non-recurrent items of £48 million in 2012 (2011: £38 million) represent a small number of items that are not anticipated to re-occur in subsequent periods.

3 Analysis of asset management operating profit based on longer-term investment returns

	2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (i),(ii)	note (ii)
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	-	-	11
Operating income*	743	203	120	296	1362
Operating expense	(436)	(128)	(69)	(257)	(890)
Share of associate's results	13	-	-	-	13
Operating profit based on longer-term investment returns	320	75	51	39	485
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa**	£209.0bn
Average funds under management (FUM), excluding PPM South Africa**	£205.1 bn	£55.0 bn
Margin based on operating income**	36 bps	37 bps
Cost / income ratio***	59%	64%

	2011 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (i),(ii)	note (ii)
Operating income before performance-related fees	666	196	122	249	1,233
Performance-related fees	13	6	-	-	19
Operating income*	679	202	122	249	1,252
Operating expense	(404)	(122)	(66)	(225)	(817)
Share of associate's results	26	-	-	-	26
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM), including 49.99% proportional share of PPM South Africa**	£195.1 bn
Average funds under management (FUM), excluding PPM South Africa**	£190.9 bn	£51.4 bn
Margin based on operating income**	35 bps	38 bps
Cost / income ratio***	61%	62%

(i)    Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa. In order to avoid period on period distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of this basis of presentation for the 2011 results.

(ii) M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income*							Operating income*
	Retail	Margin of FUM**	Institu tional+	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2012	438	91	297	19	734	36	2012	118	64	83	24	201	37
2011	396	97	270	18	666	35	2011	120	62	76	24	196	38

* Operating income is net of commissions. M&G's operating income excludes any contribution from M&G's associate, PPM South Africa.

**  Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM), excluding PPM South Africa. 2011comparatives have been amended to be on a comparable basis. Monthly funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***    Cost/income ratio represents cost as a percentage of operating income before performance related fees. In order to avoid period on period distortion, M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

† Institutional includes internal funds.

4     Funds under management

(a)     Summary

	2012	2011
	£bn	£bn
Business area:
Asia operations	38.9	32.6
US operations	91.4	71.9
UK operations	153.3	146.3
Internal funds under management	283.6	250.8
External funds note (i)	121.4	99.8
Total funds under management	405.0	350.6

Note

(i)    External funds shown above for 2012 of £121.4 billion (2011: £99.8 billion) comprise £133.5 billion (2011: £111.2 billion) of funds managed by Eastspring Investments and M&G (as shown in note (c ) below) less £12.1 billion (2011: £11.4 billion) that are classified within internal funds. The £133.5 billion (2011: £111.2 billion) investment products comprise £129.5 billion (2011: £107.0 billion) as published in the New Business Schedules (see schedule A of the EEV's Additional Unaudited Financial Information section) plus Asia Money Market Funds for 2012 of £4.0 billion (2011: £4.2 billion).

(b) Internal funds under management - analysis by business area

		Asia operations		US operations		UK operations		Total
		2012	2011	2012	2011	2012	2011	2012	2011
	Note	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties	(i)	-	-	0.1	0.1	11.0	10.9	11.1	11.0
Equity securities		14.3	12.0	49.6	38.1	36.1	37.3	100.0	87.4
Debt securities		21.4	17.7	33.0	27.0	85.7	79.8	140.1	124.5
Loans and receivables		1.0	1.2	6.2	4.1	4.6	4.4	11.8	9.7
Other investments and deposits		2.2	1.7	2.5	2.6	15.9	13.9	20.6	18.2
Total		38.9	32.6	91.4	71.9	153.3	146.3	283.6	250.8
Note

(i)      As included in the investments section of the consolidated statement of financial position at 31 December 2012 except for £0.2 billion (2011: £0.2 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c) Investment products - funds under management

			2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investments	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868
Group total	111,169	96,961	(78,680)	4,052	133,502

			2011 £m
	1 Jan 2011	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2011
Eastspring Investments	22,048	63,726	(63,605)	(2,948)	19,221
M&G	89,326	25,981	(21,596)	(1,763)	91,948
Group total	111,374	89,707	(85,201)	(4,711)	111,169

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 March 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat